
08048555

2007
Annual
Report

THE FLEXIBLE CORRECTIONS SOLUTION
TO SUPPLY AND DEMAND




CORRECTIONS CORPORATION OF AMERICA


Received SEC
APR 18 2008
Washington, DC 20549


PROCESSED
APR 30 2008
THOMSON REUTERS

WHO WE ARE

Corrections Corporation of America is the nation's largest owner and operator of privatized correctional and detention facilities and the leading corrections management provider to federal, state, and local governmental agencies. We currently operate 65 facilities, including 41 company-owned facilities, with a total design capacity of approximately 78,000 beds in 19 states and the District of Columbia. We specialize in owning, operating and managing prisons and other correctional and detention facilities, and providing inmate residential and prisoner transportation services for governmental agencies. We also offer a variety of rehabilitation and educational programs intended to help reduce recidivism and to prepare inmates for their successful re-entry into society.



OPERATING INCOME



DILUTED EARNINGS PER SHARE



ADJUSTED DILUTED EARNINGS PER SHARE*



OPERATIONAL CAPACITY



* [illegible]

OUR MISSION

Our mission is to provide, in partnership with government, a meaningful public service, by operating the highest quality, full service adult corrections company in the United States.



Operating Highlights

January
CCA was listed on *Forbes* magazine's "Americas 400 Best Big Companies" for the first time and was cited as the best managed company among 21 companies within the "Business Services & Supplies" category, one of 26 categories that made up the overall rankings.

CCA was awarded a contract from the Federal Bureau of Prisons to increase the number of federal inmates housed at CCA's Eden Detention Center in Texas up to 1,558 from 1,300. As a result of the contract CCA added 129 additional beds and completed an extensive renovation to the facility in March 2008.

March
Todd Mullenger was selected to succeed Irving Lingo as CCA's Chief Financial Officer. Mullenger had been serving as CCA's Vice President and Treasurer for the previous six years.

CCA announced its intention to expand its 1,104-bed Tallahatchie County Correctional Facility in Mississippi by an additional 360 beds and its 767-bed Leavenworth Detention Center in Kansas by 266 beds. The expansion of the Tallahatchie facility was completed during the fourth quarter of 2007, and the Leavenworth expansion is expected to be completed during the second quarter of 2008.

May
The Florida Department of Management Services selected CCA for the continued management of Florida's 750-bed Bay Correctional Facility and its 1,136-bed Gadsden Correctional Institution. During the third quarter of 2007, CCA completed an expansion of the Bay facility by 235 beds and the Gadsden facility by 384 beds.

CCA announced its intention to expand its 1,032-bed Cimarron Correctional Facility and its 1,010-bed Davis Correctional Facility, both located in Oklahoma, by 660 beds each. Both expansions are expected to be completed during the third quarter of 2008.

CCA was awarded a contract by the state of Arizona to house up to 2,160 inmates at its Diamondback Correctional Facility in Oklahoma.

June
CCA completed construction and opened its new 1,896-bed Saguaro Correctional Facility in Arizona.

July
CCA completed a two-for-one split of its common stock.

CCA commenced construction of the new 1,668-bed Adams County Correctional Center, in Mississippi. Construction is expected to be completed during the fourth quarter of 2008.

CCA announced its intention to expand it Tallahatchie County Correctional Facility by another 848 beds, increasing its total capacity to 2,672 beds.

September
CCA increased its borrowing capacity under a revolving credit facility by $100 million to $250 million.

October
CCA announced a new contract with the State of California Department of Corrections and Rehabilitation ("CDCR"), increasing the number of California inmates that CCA could potentially house from 5,670 inmates up to 7,772 inmates. As a result of the increased number of inmates CCA expects to house on behalf of the state of California CCA announced its intention to construct the 3,060-bed La Palma Correctional Center in Arizona. The La Palma facility is expected to open in phases beginning in the third quarter of 2008 and continuing through the second quarter of 2009.

December
CCA entered into a new senior secured revolving credit facility with an aggregate principal capacity of $450 million maturing in December 2012. The new facility replaced the previous $250 million credit facility.

NET INCOME
($ in millions)


140
120
100
80
60
40
20
05
06
07

We are pleased to report

that CCA completed another strong year during 2007, setting a new record for revenue and generating solid growth in net income and earnings per share. Total revenues increased 11.7% to nearly $1.5 billion and net income per diluted share increased 23.3% to $1.06 compared with the prior year. Our excellent results were driven by the development of additional bed capacity, an increase in occupancy, higher margins and new management contracts. We continue to benefit from a positive environment where the demand for prison beds exceeds the supply, and we believe CCA is well positioned to take advantage of this market dynamic to continue building shareholder value.

Setting the Standard for 25 Years

CCA was the pioneer in the private corrections industry when we opened our first facility in 1983. The demand for prison beds was significant; however, state, federal and local governments were reluctant to "hand over the keys" to a private operator. Since that time, the private corrections industry has captured over 164,000 beds in the United States. At year-end 2007, we managed over 74,000 inmates in 65 facilities with a total design capacity of over 77,000 beds, making us the largest private corrections management company in the United States and the fifth largest corrections system in the country. Only the Federal Bureau of Prisons ("BOP") and three states operate a system larger than CCA's.

Our success has been due to a number of factors that remain as important today as when our first facility opened 25 years ago. We provide our government partners with a cost-effective way to manage their growing prison populations while avoiding the large capital expenditures associated with new prison construction. We offer a turn-key solution that delivers not only the fundamental residential services such as food and housing, but advanced services that include healthcare, education and training programs for inmates entrusted to our care. We believe our professional staff represents the best in the industry. We have nearly 17,000 associates that provide a very high level of service and security and we are proud of the meaningful public service they deliver every day.

Focused on Growing Demand for Prison Beds

We believe our future growth will be driven by the continued demand for new prison beds across all our markets and customer segments. The number of privatized beds has grown from 10,973 in 1990 to over 164,000, a compounded growth rate of 17.1%. Forecasts for inmate population growth remain strong throughout our markets. We also believe our future growth will be driven by the compelling value and flexible solutions we offer our government partners as they face budgetary constraints due to a slowing economy.

We do not believe that federal and state correctional systems will be able to address the expected

We believe the combined capacity of CCA and our private competitors is not sufficient to meet the projected demand for prison beds. To capitalize on this opportunity, we have implemented initiatives to maximize capacity at existing facilities and have begun an extensive program to construct additional beds through expansions and new facility development.



BED DEVELOPMENT

☐ Bed development per year
■ Cumulative bed development over the period presented



21,000
18,000
15,000
12,000
9,000
6,000
3,000
05
06
07
08*
09*

** 2008 and 2009 the development only includes expansion or new development activity announced through March 30, 2008. Actual development activity may differ from the number reflected above.*



growth in inmate populations and overcrowding in their facilities, and it is likely that governmental agencies will continue to be constrained by a lack of capital and substantial lead times to deliver new capacity as efficiently as CCA. As a result, we believe our ability to deliver new prison beds in a "just-in-time" manner will lead to greater success in increasing our market share.

CCA houses inmates and detainees from all three federal agencies, and we believe that segment of our business will continue to grow. At year-end 2007, the BOP had nearly 200,200 inmates in their system; however, only 11% of their inmates were housed in private facilities. The President's Proposed 2009 Federal Budget seeks $50 million in new funds for the BOP to expand prisoner space in contract facilities. Although the BOP currently plans to bring nearly 8,000 beds on-line within the next three years, their current population projections exceed that new bed development by nearly 7,000 inmates over the same time period. Challenges in finding space to accommodate this growth are compounded by the fact that BOP facilities were already operating at 137% of their rated capacity at year-end 2007.

The United States Marshals Service ("USMS") has been growing due to several federal initiatives to secure our nation's interior and borders. During 2007, the USMS became CCA's largest customer, accounting for approximately 14% of our total management revenue under multiple contracts. If the President's Proposed 2009 Federal Budget is passed, the funding for USMS will increase by $195 million, of which nearly $38 million could be used to fund the costs associated with prisoner detention, care and transportation along the Southwest border.

The Department of Homeland Security, which manages Immigration and Customs Enforcement ("ICE") also remains focused on securing our nation's borders. The President's Proposed 2009 Federal Budget adds $150 million to fund detention and removal services for ICE, including the addition of new beds to ensure the continuation of the "catch and return" policy mandated by Congress. Funding for detention beds under ICE has increased from 19,500 in 2001 to 32,000 in 2008, with a potential increase of an additional 1,000 beds in 2009 if the President's proposed budget is passed.

"CCA's success has been due to a number of factors that remain as important today as when our first facility opened 25 years ago. We provide our government partners with a cost-effective way to manage their growing prison populations while avoiding the large capital expenditures associated with new prison construction."

William Andrews
CCA Chairman of the Board



CCA's strong balance sheet and excellent cash flow from operations are major factors in our ability to add capacity.



ONS



John Ferguson, left
and William Andrews

CCA's founding ideals of innovation, adaptability and quality are mirrored today in our establishment of CCA's correctional facility prototype, implementation of direct supervision inmate management, and the adoption of new technologies to provide innovative security and data management.


CORRECTIONS CORPORATION

State prison populations are expected to grow by approximately 160,000 inmates by 2011, according to the Public Safety, Public Spending report issued by the Pew Charitable Trusts in February 2007. Of this amount, about 54% of the projected growth is expected to come from the 20 states with which we currently do business. Our research indicates that only about 10,000 new prison beds in these states are funded and expected to come on-line by year-end 2010. When combined with the existing overcrowding of prison facilities in these markets, we believe CCA has a significant opportunity to meet this growing demand as we add capacity.

Robust Financial Results

CCA's financial results for 2007 reflected the strong demand for prison beds across every market segment. Our average occupancy rate increased to 98.3% during 2007, up from 95.0% in 2006. We achieved this increase even as we added over 3,000 average available beds to our portfolio in 2007. We benefited from new and renewed contracts and growth in our average per diem rates.

Management revenue from federal customers increased 12.8% to $594.4 million in 2007, primarily resulting from increased utilization of existing facilities, higher occupancy rates and higher per diem rates from federal contracts. Management revenue from state customers rose 11.6% to $719.6 million in 2007. Growth in this sector resulted from new management contracts, including a substantial award from the state of California, growth in inmate populations, as well as higher per diem rates as contracts were renewed.

Our average bed capacity rose 4.3% to 74,494 while our average daily compensated occupancy rose 7.9% to 73,197 in 2007. We also achieved a 3.6% increase in revenue per compensated man-day to $54.66. The combination of improved occupancy and higher per-diem rates contributed to an increase in our operating margin to 29.1% in 2007 from 27.5% in 2006.

Net income rose 26.8% to $133.4 million in 2007, up from $105.2 million in 2006. Our earnings benefited from the increased demand for bed capacity and the utilization of new bed capacity added during 2006 and 2007. We brought over 4,600 new beds on-line in 2007 and currently have nearly 10,700 beds under development that will come on-line during 2008 and early 2009. We believe these new beds will be in high demand by our state and federal customers to meet the shortfall of available beds in their respective systems.

CCA's strong balance sheet and excellent cash flow from operations are major factors in our ability to add new capacity. In December 2007, we entered into a new $450.0 million revolving credit facility to replace a previous $250.0 million revolving credit facility. We plan to use the expanded credit facility, in part, to fund development and

"CCA has an extraordinary opportunity to build shareholder value through the development of new beds to meet strong market demand, improvement in operating margins and providing flexible solutions to the ever changing needs of our customers."

John Ferguson
CCA President and CEO



expansion projects to meet increasing demand from existing and potential new customers. At year end, we had $415.1 million available under this credit facility and combined with the cash flow we generate in the future, should provide us with substantial funding for new projects. As a result, we continue to pursue additional opportunities to develop new capacity and grow our business.

Focus on the Future

We believe CCA has significant opportunities to build shareholder value in the future. Our potential market is large and has a number of positive attributes that favor continued growth. The prison industry represents over $61 billion in potential revenue in the United States, and private prison operators have only a 7.2% penetration rate. Many public prisons are overcrowded, and new capacity is constrained by long lead times to deliver new beds. In addition, demographic trends point to higher prison populations which are compounding this cycle.

CCA currently has more than 10,700 beds under development and approximately 3,500 existing available beds to meet customers' immediate and future needs. We plan to invest in excess of $730 million in new prison construction for the beds we currently have under development. We are uniquely positioned to capitalize on these favorable trends to develop new facilities at excellent returns and without compromising our strong balance sheet. We believe this will result in expanded opportunities to grow earnings and cash flow in the coming years.

We remain focused on improving the delivery of services throughout our facilities. Our goal is to enhance safety and security while improving our operating efficiencies. CCA's founders were bold entrepreneurs who had a pioneering vision of privatizing prisons. Their founding ideals of innovation, adaptability and quality are mirrored today in our establishment of CCA's correctional facility prototype, implementation of direct supervision inmate management, and the adoption of new technologies to provide innovative security and data management. We have assembled teams throughout our company to focus on best practices and to standardize operations in key areas. We have already been successful in implementing new programs that we believe will have a positive impact on our operations and profitability in the future.

We expect 2008 to be another strong year for CCA, highlighting our 25th anniversary in the private corrections industry. We expect our results to be favorably impacted by growing demand for prison beds, new and expanded contracts with federal and state customers, and our ability to quickly bring new bed capacity on-line.

We value your investment and interest in CCA and look forward to reporting on our progress in 2008.

John D. Ferguson

John Ferguson
President and CEO

William F. Andrews

William Andrews
Chairman of the Board

BOARD OF DIRECTORS

William Andrews
Chairman of the Board
Executive Committee
Principal, Kohlberg and Company

John Ferguson
Vice Chairman of the Board
President and CEO
Executive Committee, Chairman

Donna Alvarado
Director
Audit Committee
President, Aguila International

Lucius Burch, III
Director
Audit Committee, and Executive Committee
Chairman and CEO, Burch Investment Group

John Correnti
Director
Compensation Committee
CEO, SeverCorr, LLC

Dennis DeConcini
Director
Nominating and Governance Committee
Retired US Senator; Partner, DeConcini McDonald Yetwin and Lacy

John Horne
Director
Compensation Committee
Retired Chairman, Navistar International Corporation

C. Michael Jacobi
Director
Audit Committee, Chairman
Owner and President, Stable House, LLC

Thurgood Marshall, Jr.
Director
Nominating and Governance Committee
Partner, Bingham McCutchen LLP

Charles Overby
Director
Audit Committee, Nominating and Governance Committee, Chairman
Chairman and CEO, The Freedom Forum

John Prann, Jr.
Director
Compensation Committee
Retired President and CEO, CRL, Inc.

Joseph Russell
Director
Compensation Committee, Chairman, Executive Committee, and Nominating and Governance Committee
Co-Chairman and Co-CEO, Elan-Polo, Inc.

Henri Wedell
Director
Audit Committee
Retired Senior Vice President of Sales, The Robinson Humphrey Co.


Andrews


Ferguson


Alvarado


Burch


Correnti


DeConcini


Horne


Jacobi


Marshall


Overby


Prann


Russell


Wedell

OFFICERS

John Ferguson
President and Chief Executive Officer

Todd Mullenger
Executive Vice President and Chief Financial Officer

G.A. Puryear IV
Executive Vice President, General Counsel and Secretary

William Rusak
Executive Vice President and Chief Human Resources Officer

Richard Seiter
Executive Vice President and Chief Corrections Officer

Anthony Grande
Senior Vice President, State Customer Relations

Damon Hininger
Senior Vice President, Federal and Local Customer Relations

David Garfinkle
Vice President, Finance


Ferguson


Mullenger


Puryear


Rusak


Seiter


Grande


Hininger


Garfinkle

OWNED AND MANAGED FACILITIES:

Central Arizona Detention Center
Florence, Arizona

Eloy Detention Center
Eloy, Arizona

Florence Correctional Center
Florence, Arizona

Red Rock Correctional Center
Eloy, Arizona

Saguaro Correctional Facility
Eloy, Arizona

California City Correctional Center
California City, California

San Diego Correctional Facility
San Diego, California

Bent County Correctional Facility
Las Animas, Colorado

Crowley County Correctional Facility
Olney Springs, Colorado

Huerfano County Correctional Center
Walsenburg, Colorado

Kit Carson Correctional Center
Burlington, Colorado

Coffee Correctional Facility
Nicholls, Georgia

McRae Correctional Facility
McRae, Georgia

Stewart Detention Center
Lumpkin, Georgia

Wheeler Correctional Facility
Alamo, Georgia

Leavenworth Detention Center
Leavenworth, Kansas

Lee Adjustment Center
Beattyville, Kentucky

Marion Adjustment Center
St. Mary, Kentucky

Otter Creek Correctional Center
Wheelwright, Kentucky

Prairie Correctional Facility
Appleton, Minnesota

Tallahatchie County Correctional Facility
Tutwiler, Mississippi

Crossroads Correctional Center
Shelby, Montana

Cibola County Corrections Center
Milan, New Mexico

New Mexico Women's Correctional Facility
Grants, New Mexico

Torrance County Detention Facility
Estancia, New Mexico

Northeast Ohio Correctional Center
Youngstown, Ohio

Cimarron Correctional Facility
Cushing, Oklahoma

Davis Correctional Facility
Holdenville, Oklahoma

Diamondback Correctional Facility
Watonga, Oklahoma

North Fork Correctional Facility
Sayre, Oklahoma

Shelby Training Center
Memphis, Tennessee

West Tennessee Detention Facility
Mason, Tennessee

Whiteville Correctional Facility
Whiteville, Tennessee

Bridgeport Pre-Parole Transfer Facility
Bridgeport, Texas

Eden Detention Center
Eden, Texas

Houston Processing Center
Houston, Texas

Laredo Processing Center
Laredo, Texas

Mineral Wells Pre-Parole Transfer Facility
Mineral Wells, Texas

T. Don Hutto Residential Center
Taylor, Texas

Webb County Detention Center
Laredo, Texas

D.C. Correctional Treatment Facility
Washington, D.C.

MANAGED ONLY FACILITIES:

Bay Correctional Facility
Panama City, Florida

Bay County Jail and Annex
Panama City, Florida

Citrus County Detention Facility
Lecanto, Florida

Gadsden Correctional Institution
Quincy, Florida

Hernando County Jail
Brooksville, Florida

Lake City Correctional Facility
Lake City, Florida

Idaho Correctional Center
Boise, Idaho

Marion County Jail
Indianapolis, Indiana

Winn Correctional Center
Winnfield, Louisiana

Delta Correctional Facility
Greenwood, Mississippi

Wilkinson County Correctional Facility
Woodville, Mississippi

Elizabeth Detention Center
Elizabeth, New Jersey

Camino Nuevo Correctional Facility
Albuquerque, New Mexico

Hardeman County Correctional Facility
Whiteville, Tennessee

Metro-Davidson County Detention Facility
Nashville, Tennessee

Silverdale Facilities
Chattanooga, Tennessee

South Central Correctional Center
Clifton, Tennessee

B. M. Moore Correctional Center
Overton, Texas

Bartlett State Jail
Bartlett, Texas

Bradshaw State Jail
Henderson, Texas

Dawson State Jail
Dallas, Texas

Diboll Correctional Center
Diboll, Texas

Lindsey State Jail
Jacksboro, Texas

Willacy State Jail
Raymondville, Texas

FACILITIES UNDER DEVELOPMENT:

La Palma Correctional Center
Eloy, Arizona

Adams County Correctional Center
Natchez, Mississippi

Trousdale Correctional Center
Hartsville, Tennessee

FINANCIAL SECTION
TABLE OF CONTENTS

Selected Financial Data 11

Management's Discussion and Analysis
of Financial Condition and Results of Operations 14

Changes In and Disagreements with Accountants
on Accounting and Financial Disclosure 36

Controls and Procedures 37

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting 38

Market for Registrant's Common Equity, Related Stockholder Matters
and Issuer Purchases of Equity Securities 39

Comparison of 5 Year Cumulative Total Return Among Corrections Corporation of America,
The S&P 500 Index, and a Peer Group 39

Report of Independent Registered Public Accounting Firm 41

Consolidated Balance Sheets 42

Consolidated Statements of Operations 43

Consolidated Statements of Cash Flows 44

Consolidated Statements of Stockholders' Equity 46

Notes to Consolidated Financial Statements 49

Appendix to 2007 Annual Report 76

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended December 31, 2007, was derived from our consolidated financial statements and the related notes thereto. This data should be read in conjunction with our audited consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our audited consolidated financial statements, including the related notes, as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006, and 2005 are included in this annual report.

SEC Mail Processing Section
APR 18 2008
Washington, DC
104

SELECTED HISTORICAL FINANCIAL INFORMATION

(in thousands, except per share data)

	For the Years Ended December 31,				
STATEMENT OF OPERATIONS:	**2007**	2006	2005	2004	2003
Revenue:					
Management and other	**$ 1,475,821**	$ 1,321,420	$ 1,183,338	$ 1,116,899	$ 998,093
Rental	**3,016**	2,721	2,563	2,471	2,420
Total revenue	**1,478,837**	1,324,141	1,185,901	1,119,370	1,000,513
Expenses:					
Operating	**1,058,050**	968,327	893,342	845,047	742,878
General and administrative	**74,399**	63,593	57,053	48,186	40,467
Depreciation and amortization	**78,514**	67,236	59,460	54,198	52,404
Goodwill impairment	**1,574**	-	-	-	244
Total expenses	**1,212,537**	1,099,156	1,009,855	947,431	835,993
Operating income	**266,300**	224,985	176,046	171,939	164,520
Other (income) expense:					
Interest expense, net	**53,776**	58,783	63,928	69,177	74,446
Expenses associated with debt refinancing and recapitalization transactions	**-**	982	35,269	101	6,687
Change in fair value of derivative instruments	**-**	-	-	-	(2,900)
Other (income) expense	**(303)**	(254)	263	943	(414)
Income from continuing operations before income taxes	**212,827**	165,474	76,586	101,718	86,701
Income tax (expense) benefit	**(80,312)**	(60,813)	(26,583)	(40,930)	52,352
Income from continuing operations	**132,515**	104,661	50,003	60,788	139,053
Income from discontinued operations, net of taxes	**858**	578	119	1,755	2,730
Net income	**133,373**	105,239	50,122	62,543	141,783
Distributions to preferred stockholders	**-**	-	-	(1,462)	(15,262)
Net income available to common stockholders	**$ 133,373**	$ 105,239	$ 50,122	$ 61,081	$ 126,521

SELECTED HISTORICAL FINANCIAL INFORMATION

(in thousands, except per share data)
(continued)

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
Basic earnings per share:					
Income from continuing operations	**$ 1.08**	$ 0.88	$ 0.43	$ 0.56	$ 1.28
Income from discontinued operations, net of taxes	**0.01**	-	-	0.02	0.03
Net income available to common stockholders	**$ 1.09**	$ 0.88	$ 0.43	$ 0.58	$ 1.31
Diluted earnings per share:					
Income from continuing operations	**$ 1.05**	$ 0.86	$ 0.42	$ 0.51	$ 1.13
Income from discontinued operations, net of taxes	**0.01**	-	-	0.01	0.02
Net income available to common stockholders	**$ 1.06**	$ 0.86	$ 0.42	$ 0.52	$ 1.15
Weighted average common shares outstanding:					
Basic	**122,553**	119,714	115,426	105,178	96,736
Diluted	**125,381**	123,058	120,846	119,342	114,148

	December 31,				
BALANCE SHEET DATA:	**2007**	2006	2005	2004	2003
Total assets	**$ 2,485,740**	$ 2,250,860	$ 2,086,313	$ 2,023,078	$ 1,959,028
Total debt	**$ 975,967**	$ 976,258	$ 975,636	$ 1,002,295	$ 1,003,428
Total liabilities	**$ 1,263,765**	$ 1,201,179	$ 1,169,682	$ 1,207,084	$ 1,183,563
Stockholders' equity	**$ 1,221,975**	$ 1,049,681	$ 916,631	$ 815,994	$ 775,465

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report contains statements that are forward-looking statements as defined within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this annual report, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations, are forward-looking statements. The words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "projects," "will," and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are based on our current plans and actual future activities, and our results of operations may be materially different from those set forth in the forward-looking statements. In particular these include, among other things, statements relating to:

- fluctuations in operating results because of changes in occupancy levels, competition, increases in cost of operations, fluctuations in interest rates and risks of operations;
- changes in the privatization of the corrections and detention industry and the public acceptance of our services;
- our ability to obtain and maintain correctional facility management contracts, including as the result of sufficient governmental appropriations, inmate disturbances, and the timing of the opening of new facilities and the commencement of new management contracts as well as our ability to utilize current available beds and new capacity as development and expansion projects are completed;
- increases in costs to develop or expand correctional facilities that exceed original estimates, or the inability to complete such projects on schedule as a result of various factors, many of which are beyond our control, such as weather, labor conditions, and material shortages, resulting in increased construction costs;
- changes in government policy and in legislation and regulation of the corrections and detention industry that adversely affect our business including, but not limited to, judicial challenges regarding the transfer of California inmates to out-of-state private correctional facilities;
- the availability of debt and equity financing on terms that are favorable to us; and
- general economic and market conditions.

Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions described in "Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2008.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report, including in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those described under "Risk Factors" and included in other portions of the Form 10-K filed with the Securities and Exchange Commission.

OVERVIEW

As of December 31, 2007, we owned 44 correctional, detention and juvenile facilities, three of which we leased to other operators. We currently operate 65 facilities, with a total design capacity of approximately 78,000 beds in 19 states and the District of Columbia. We are the nation's largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the United States behind only the federal government and three states. Our size and experience provide us with significant credibility with our current and prospective customers, and enable us to generate economies of scale in purchasing power for food services, health care and other supplies and services we offer to our customers.

We are compensated for operating and managing prisons and correctional facilities at an inmate per diem rate based upon actual or minimum guaranteed occupancy levels. The significant expansion of the prison population in the United States has led to overcrowding in the federal and state prison systems, providing us with opportunities for growth. Federal, state, and local governments are constantly under budgetary constraints putting pressure on governments to control correctional budgets, including per diem rates our customers pay to us. Governments continue to experience many significant spending demands which have constrained correctional budgets limiting their ability to expand existing facilities or construct new facilities. We believe the outsourcing of prison management services to private operators allows governments to manage increasing inmate populations while simultaneously controlling correctional costs and improving correctional services. We believe our customers discover that partnering with private operators to provide residential services to their inmates introduces competition to their prison system, resulting in improvements to the quality and cost of corrections services throughout their correctional system. Further, the use of facilities owned and managed by private operators allows governments to expand prison capacity without incurring large capital commitments required to increase correctional capacity.

We also believe that having beds immediately available to our customers provides us with a distinct competitive advantage when bidding on new contracts. While we have been successful in winning contract awards to provide management services for facilities we do not own, and will continue to pursue such management contracts, we believe the most significant opportunities for growth are in providing our government partners with available beds within facilities we currently own or that we develop. We also believe that owning the facilities in which we provide management services enables us to more rapidly replace business lost compared with managed-only facilities, since we can offer the same beds to new and existing customers and, with customer consent, may have more flexibility in moving our existing inmate populations to facilities with available capacity. Our management contracts generally provide our customers with the right to terminate our management contracts at any time without cause.

As a result of recently completed bed development, we had three facilities, our Red Rock Correctional Center located in Eloy, Arizona, our North Fork Correctional Facility in Sayre, Oklahoma, and our Tallahatchie County Correctional Facility in Tutwiler, Mississippi, that provided us with approximately 1,900 available beds as of December 31, 2007. We recently completed expansions at the North Fork and Tallahatchie facilities. We expect both of these expansions, as well as the substantial portion of the remaining beds available at the Red Rock Correctional Center, to be completely utilized by the State of California Department of Corrections and Rehabilitation, or CDCR, during the first half of 2008.

As a result of persistent demand from both our federal and state customers, the utilization of a significant portion of our available beds, and the expectation of an environment that continues to be constrained with a limited supply of available prison beds, we have intensified our efforts to deliver new bed capacity through the development of new prison facilities and the expansion of certain of our existing facilities.

In order to maintain an adequate supply of available beds to meet anticipated demand, while offering the state of Hawaii the opportunity to consolidate its inmates into fewer facilities, we commenced construction during 2005 of the 1,896-bed Saguaro Correctional Facility located in Eloy, Arizona. The Saguaro Correctional Facility was completed in June 2007 at an estimated cost of approximately $102.6 million. As of December 31, 2007, we housed 1,732 inmates from the state of Hawaii at the Saguaro facility. We expect the facility to be substantially full with Hawaiian inmates by the end of the first quarter of 2008.

We have recently commenced construction of two new facilities to address the demand for prison beds. The Adams County Correctional Center is a 1,668-bed correctional facility in Adams County, Mississippi expected to be completed during the fourth quarter of 2008 that we will market to various existing and potential customers. The La Palma Correctional Center will be a 3,060-bed correctional facility located in Eloy, Arizona that we expect to be fully utilized by the state of California. We expect to open portions of the La Palma facility beginning in the third quarter of 2008, with continued receipt of California inmates through the completion of construction, as phases of the facility become available. We are also actively pursuing a number of additional sites for new prison development.

We also currently have bed expansions ongoing at seven facilities we own for an aggregate increase of approximately 4,000 beds. We expect these expansions to be complete at various times throughout 2008. Although we have identified potential customers for a substantial portion of these new beds, we can provide no assurance that these beds will be utilized. Further, none of the customers that we expect to fill the expansion beds has provided a guarantee of occupancy.

We also remain steadfast in our efforts to contain costs. Approximately 63% of our operating expenses consist of salaries and benefits. Containing these expenses will continue to be challenging. The turnover rate for correctional officers for our company, and for the corrections industry in general, remains high. Although we believe we have been successful in reducing workers' compensation costs and containing medical benefits costs for our employees, such costs continue to increase primarily as a result of continued rising healthcare costs throughout the country. Reducing these staffing costs requires a long-term strategy to control such costs, and we continue to dedicate resources to enhance our benefits, provide training and career development opportunities to our staff and attract and retain quality personnel. Finally, we constantly seek to identify ways to reduce the cost of the basic goods and services we purchase, such as utilities management programs and innovative purchasing arrangements.

Through the combination of our initiatives to increase our revenues by taking advantage of our available beds as well as delivering new bed capacity through new facility construction and expansion opportunities, and our strategies to generate savings and to contain our operating expenses, we believe we will be able to maintain our competitive advantage and continue to improve the quality services we provide to our customers at an economical price, thereby producing value to our stockholders.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in Note 2 to our audited financial statements. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Asset impairments. As of December 31, 2007, we had $2.1 billion in long-lived assets. We evaluate the recoverability of the carrying values of our long-lived assets, other than goodwill, when events suggest that an impairment may have occurred. In these circumstances, we utilize estimates of undiscounted cash flows to determine if an impairment exists. If an impairment exists, it is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Goodwill impairments. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS 142, establishes accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, goodwill attributable to each of our reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using a collaboration of various common valuation techniques, including market multiples, discounted cash flows, and replacement cost methods. These impairment tests are required to be performed at least annually. We perform our impairment tests during the fourth quarter, in connection with our annual budgeting process, and whenever circumstances indicate the carrying value of goodwill may not be recoverable.

Income taxes. Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 generally requires us to record deferred income taxes for the tax effect of differences between book and tax bases of our assets and liabilities.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including our past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of our deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Although we utilized our remaining federal net operating losses in 2006, we have approximately $8.2 million in net operating losses applicable to various states that we expect to carry forward in future years to offset taxable income in such states. These net operating losses have begun to expire. Accordingly, we have a valuation allowance of $1.9 million for the estimated amount of the net operating losses that will expire unused, in addition to a $5.6 million valuation allowance related to state tax credits that are also expected to expire unused. Although our estimate of future taxable income is based on current assumptions we believe to be reasonable, our assumptions may prove inaccurate and could change in the future, which could result in the expiration of additional net operating losses or credits. We would be required to establish a valuation allowance at such time that we no longer expected to utilize these net operating losses or credits, which could result in a material impact on our results of operations in the future.

Self-funded insurance reserves. As of December 31, 2007 and 2006, we had $34.2 million and $33.2 million, respectively, in accrued liabilities for employee health, workers' compensation, and automobile insurance claims. We are significantly self-insured for employee health, workers' compensation, and automobile liability insurance claims. As such, our insurance expense is largely dependent on claims experience and our ability to control our claims. We have consistently accrued the estimated liability for employee health insurance claims based on our history of claims experience and the time lag between the incident date and the date the cost is paid by us. We have accrued the estimated liability for workers' compensation and automobile insurance claims based on a third-party actuarial valuation of the outstanding liabilities, discounted to the net present value of the outstanding liabilities. These estimates could change in the future. It is possible that future cash flows and results of operations could be materially affected by changes in our assumptions, new developments, or by the effectiveness of our strategies.

Legal reserves. As of December 31, 2007 and 2006, we had $13.1 million and $13.3 million, respectively, in accrued liabilities related to certain legal proceedings in which we are involved. We have accrued our estimate of the probable costs for the resolution of these claims based on a range of potential outcomes. In addition, we are subject to current and potential future legal proceedings for which little or no accrual has been reflected because our current assessment of the potential exposure is nominal. These estimates have been developed in consultation with our General Counsel's office and, as appropriate, outside counsel handling these matters, and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible that future cash flows and results of operations could be materially affected by changes in our assumptions, new developments, or by the effectiveness of our strategies.

RESULTS OF OPERATIONS

The following table sets forth for the years ended December 31, 2007, 2006, and 2005, the number of facilities we owned and managed, the number of facilities we managed but did not own, the number of facilities we leased to other operators, and the facilities we owned that were not yet in operation.

	Effective Date	Owned and Managed	Managed Only	Leased	Incomplete	Total
Facilities as of December 31, 2005		39	24	3	-	66
Completion of construction of the Red Rock Correctional Center	July 1, 2006	1	-	-	-	1
Management contract awarded for Camino Nuevo Female Correctional Facility	July 1, 2006	-	1	-	-	1
Facilities as of December 31, 2006		40	25	3	-	68
Expiration of the management contract for the Liberty County Jail/Juvenile Center	January 1, 2007	-	(1)	-	-	(1)
Completion of construction of the Saguaro Correctional Facility	June 6, 2007	1	-	-	-	1
Facilities as of December 31, 2007		**41**	**24**	**3**	**-**	**68**

We also have two additional facilities that are under construction. These facilities are not counted in the foregoing table because they currently have no impact on our results of operations.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

During the year ended December 31, 2007, we generated net income of $133.4 million, or $1.06 per diluted share, compared with net income of $105.2 million, or $0.86 per diluted share, for the previous year. Contributing to the net income for 2007 compared to the previous year was an increase in operating income of $41.3 million, from $225.0 million during 2006 to $266.3 million during 2007 as a result of an increase in occupancy levels and new management contracts, partially offset by an increase in general and administrative expenses and depreciation and amortization.

Facility Operations

A key performance indicator we use to measure the revenue and expenses associated with the operation of the facilities we own or manage is expressed in terms of a compensated man-day, and represents the revenue we generate and expenses we incur for one inmate for one calendar day. Revenue and expenses per compensated man-day are computed by dividing facility revenue and expenses by the total number of compensated man-days during the period. A compensated man-day represents a calendar day for which we are paid for the occupancy of an inmate. We believe the measurement is useful because we are compensated for operating and managing facilities at an inmate per-diem rate based upon actual or minimum guaranteed occupancy levels. We also measure our ability to contain costs on a per-compensated man-day basis, which is largely dependent upon the number of inmates we accommodate. Further, per man-day measurements are also used to estimate our potential profitability based on certain occupancy levels relative to design capacity. Revenue and expenses per compensated man-day for all of the facilities we owned or managed, exclusive of those discontinued (see further discussion below regarding discontinued operations), were as follows for the years ended December 31, 2007 and 2006:

	For the Years Ended December 31,	
	2007	2006
Revenue per compensated man-day	$ 54.66	$ 52.75
Operating expenses per compensated man-day:		
Fixed expense	28.76	28.37
Variable expense	10.01	9.90
Total	38.77	38.27
Operating margin per compensated man-day	$ 15.89	$ 14.48
Operating margin	29.1%	27.5%
Average compensated occupancy	98.3%	95.0%
Average compensated population	73,197	67,833

Average compensated occupancy for the year ended December 31, 2007 increased to 98.3% from 95.0% in the prior year despite placing into service approximately 6,200 additional beds during 2006 and 2007 as a result of the completion of several expansion and development projects. The increase in occupancy resulted from the commencement of a new management contract with the U.S. Immigration and Customs Enforcement, or ICE, at our Stewart Detention Center in Lumpkin, Georgia in the fourth quarter of 2006, the re-opening of our North Fork Correctional Facility in the first quarter of 2006, and the commencement of operations at our Red Rock Correctional Center during the third quarter of 2006.

Business from our federal customers, including the Federal Bureau of Prisons, or the BOP, the United States Marshals Service, or the USMS, and ICE, continues to be a significant component of our business, increasing $67.6 million, or 12.8% from $526.8 million in 2006 to $594.4 million in 2007. Our federal customers generated 40% of our total revenue for both the years ended December 31, 2007 and 2006. In addition to the aforementioned contract with ICE at our Stewart Detention Center, a modified contract with ICE at our T. Don Hutto Residential Center in Taylor, Texas that commenced in May 2006 also contributed to an increase in federal revenue during 2007.

State revenues increased $74.5 million, or 11.6%, from $645.1 million in 2006 to $719.6 million in 2007, as certain states, such as the state of California, turned to the private sector to help alleviate their overcrowding situations, while other states utilized additional bed capacity we constructed for them or contracted to utilize additional beds at our facilities. We were also successful in achieving certain per diem increases caused by a strong demand for prison beds.

Operating expenses totaled $1,058.1 million and $968.3 million for the years ended December 31, 2007 and 2006, respectively. Operating expenses consist of those expenses incurred in the operation and management of adult and juvenile correctional and detention facilities, and for our inmate transportation subsidiary.

Salaries and benefits represent the most significant component of fixed operating expenses with approximately 63% of our operating expenses consisting of salaries and benefits. During 2007, salaries and benefits expense at our correctional and detention facilities increased $56.9 million from 2006, most notably as a result of an increase in staffing levels at our Red Rock Correctional Center and Stewart Detention Center resulting from the commencement of new management contracts during 2006. However, salaries and benefits expense for the year ended December 31, 2007 experienced only a modest increase on a per compensated man-day basis of 1.5% compared with the prior year, as we were able to leverage our salaries and benefits over a larger inmate population across the portfolio, where the additional inmates utilized existing space within our facilities that did not require us to hire additional staff. We will be limited in our ability to leverage our fixed costs over a higher inmate population in the future now that our facilities are substantially occupied, particularly as we hire additional staff at new or expanded facilities where we anticipate additional inmate populations. The marginal changes in per man-day costs were also net of increased staffing levels at our newly constructed 1,896-bed Saguaro Correctional Facility resulting from commencement of operations in June 2007.

Facility variable expenses increased 1.1% from $9.90 per compensated man-day during 2006 to $10.01 per compensated man-day during 2007. The increase in facility variable expenses per compensated man-day was primarily the result of general inflationary increases in the costs of services. Facility variable expenses also increased during 2007 compared with the prior year at our Saguaro Correctional Facility as a result of the commencement of operations in June 2007 and at our Stewart Detention Center as a result of the commencement of the new ICE management contract at this facility during the fourth quarter of 2006.

The operation of the facilities we own carries a higher degree of risk associated with a management contract than the operation of the facilities we manage but do not own because we incur significant capital expenditures to construct or acquire facilities we own. Additionally, correctional and detention facilities have a limited or no alternative use. Therefore, if a management contract is terminated at a facility we own, we continue to incur certain operating expenses, such as real estate taxes, utilities, and insurance, that we would not incur if a management contract was terminated for a managed-only facility. As a result, revenue per compensated man-day is typically higher for facilities we own and manage than for managed-only facilities. Because we incur higher expenses, such as repairs and maintenance, real estate taxes, and insurance, on the facilities we own and manage, our cost structure for facilities we own and manage is also higher than the cost structure for the managed-only facilities. The following tables display the revenue and expenses per compensated man-day for the facilities we own and manage and for the facilities we manage but do not own:

	For the Years Ended December 31,	
	2007	2006
Owned and Managed Facilities:		
Revenue per compensated man-day	$ **63.16**	$ 61.03
Operating expenses per compensated man-day:		
Fixed expense	**30.85**	30.72
Variable expense	**10.80**	10.75
Total	**41.65**	41.47
Operating margin per compensated man-day	$ **21.51**	$ 19.56
Operating margin	**34.1%**	32.1%
Average compensated occupancy	**98.6%**	93.9%
Average compensated population	**47,625**	43,119
Managed Only Facilities:		
Revenue per compensated man-day	$ **38.83**	$ 38.30
Operating expenses per compensated man-day:		
Fixed expense	**24.86**	24.27
Variable expense	**8.53**	8.41
Total	**33.39**	32.68
Operating margin per compensated man-day	$ **5.44**	$ 5.62
Operating margin	**14.0%**	14.7%
Average compensated occupancy	**97.6%**	97.0%
Average compensated population	**25,572**	24,714

Owned and Managed Facilities

Our operating margins at owned and managed facilities for the year ended December 31, 2007 increased to 34.1% compared with 32.1% for the same period in 2006. The increase in operating margins at our owned and managed facilities is largely the result of the increase in the average compensated occupancy during 2007 to 98.6% compared to 93.9% in 2006. Our total compensated population at owned and managed facilities increased by 10.4% during 2007 as compared to the prior year. The increase in average compensated occupancy was achieved despite the completion of construction and placing into service our 1,596-bed Red Rock Correctional Center in July 2006, our 1,896-bed Saguaro Correctional Facility in June 2007, and the completion of approximately 1,800 expansion beds at our Crossroads Correctional Center, North Fork Correctional Facility, and Tallahatchie County Correctional Facility. Further, the aforementioned demand experienced with our federal and state customers has resulted in an increase in the overall average revenue per compensated man-day resulting from new contracts at higher than average per diems on existing contracts and from annual per diem increases.

The most notable increases in compensated occupancy during 2007 occurred at the Stewart Detention Center due to the ICE contract that began in October 2006 and for the re-opening of the North Fork Correctional Facility in anticipation of inmate population needs from various existing state and federal customers. Further, the opening of our Red Rock Correctional Center located in Eloy, Arizona in July 2006 also positively impacted our compensated occupancy during 2007. As a result of the commencement of operations at these three facilities our total revenues increased by $68.9 million during the year ended December 31, 2007 as compared to the prior year. The North Fork and Red Rock facilities had a combined 1,500 available beds as of December 31, 2007 that are expected to be used to house CDCR inmates, as further described hereafter.

On May 2, 2007, we were awarded a contract to house up to 2,160 inmates at our Diamondback Correctional Facility in Watonga, Oklahoma by the Arizona Department of Corrections. The contract provides for a guaranteed 95% occupancy that becomes effective upon reaching 95% capacity following an agreed ramp-up period. As of December 31, 2007, we housed 2,120 Arizona inmates at this facility. During the third quarter of 2007, we completed the relocation of the Hawaiian inmates from our Diamondback facility to our newly completed 1,896-bed Saguaro Correctional Facility. During the year ended December 31, 2007, we incurred approximately $1.6 million in transportation expenses to transition existing Arizona inmate populations in exchange for a larger Arizona population.

In order to maintain an adequate supply of available beds to meet anticipated demand, while offering the state of Hawaii the opportunity to consolidate its inmates into fewer facilities, we commenced construction during 2005 of the Saguaro Correctional Facility. The Saguaro Correctional Facility was completed in June 2007 at an estimated cost of approximately $102.6 million. As of December 31, 2007, we housed 1,732 inmates from the state of Hawaii at the Saguaro facility. Our results of operations during 2007 at the Saguaro facility were negatively impacted by the increased staffing and other expenses associated with the ramp-up of operations at this new facility. We expect the results of operations at the Saguaro facility to improve in 2008 as the population stabilizes. We expect the facility to be substantially full with inmates from the state of Hawaii by the end of the first quarter of 2008.

Additionally, facility contribution at our 1,824-bed Tallahatchie County Correctional Facility deteriorated by approximately $1.8 million during 2007 from 2006 as a result of the movement of Hawaiian inmates from the Tallahatchie facility to the Saguaro facility. We have increased staffing levels at this facility because we expect the beds made available at the Tallahatchie facility to be used to satisfy anticipated demand from the state of California. Accordingly, the decline in occupancy at this facility from an average of 91% in 2006 to an average of 78% in 2007 resulted in a temporary reduction in operating margin until such time as the beds are filled with replacement inmates.

On October 5, 2007, we announced that we had entered into a new agreement with the CDCR for the housing of up to 7,772 inmates from the state of California. The new contract replaced and superseded the previous contract we had with the CDCR, which provided housing for up to 5,670 inmates. In January 2008, this agreement was further amended to allow for an additional 360 CDCR inmates. As a result, we now have a contract that provides the CDCR with the ability to house up to 8,132 inmates in six of the facilities we own. The new agreement, which is subject to appropriations by the California legislature, expires June 30, 2011, and provides for a minimum payment based on the greater of the actual occupancy or 90% of the capacity made available to the CDCR at each facility in which inmates are housed. The minimum payments are subject to specific terms and conditions in the new contract at each facility that houses CDCR inmates.

Additionally, we announced that we would begin construction of our new 3,060-bed La Palma Correctional Center, which we expect to be fully utilized by the CDCR. We expect to complete construction of the new La Palma Correctional Center during the second quarter of 2009 at an estimated total cost of $205.0 million. However, we expect to open a portion of the new facility to begin receiving inmates from the state of California during the third quarter of 2008, with the continued receipt of California inmates through completion of construction, as phases of the facility become available. As a condition of undertaking the substantial cost required to construct the La Palma Correctional Center, the CDCR agreed to occupy the beds allocated to it in accordance with a Phase-In Schedule, and to make a minimum payment based on the greater of the actual occupancy or 90% of the capacity available to CDCR according to the Phase-In Schedule.

We currently expect that we will ultimately provide the CDCR up to 960 beds at our Florence Correctional Center, 80 beds at our West Tennessee Detention Facility, 2,592 beds at our Tallahatchie facility, 1,080 beds at our North Fork facility, 360 beds at our Red Rock facility, and 3,060 beds at the new La Palma facility, with the final transfer from California occurring during the second quarter of 2009. As of December 31, 2007, we held 2,055 California inmates.

We remain optimistic that the state of California will continue to utilize out-of-state beds to alleviate its severe overcrowding situation. However, several legal proceedings have challenged the State's ability to send inmates out-of-state. The Governor of California has announced an intention to transfer up to 8,000 inmates out of state to both public and private institutions under authority granted to him by "The Public Safety and Offender Rehabilitation Services Act of 2007". However, legislative enactments or additional legal proceedings, including a proceeding under federal jurisdiction that could potentially reduce the number of inmates in the California prison system, may prohibit the out-of-state transfer of inmates or could result in the return of inmates we currently house for the CDCR. If transfers from California are limited as a result of one or more of these proceedings, we would market the beds designated for the CDCR, including those that will be provided at our new La Palma Correctional Center, to other federal and state customers. While we currently believe we would ultimately be able to fill a substantial portion of such beds, the utilization would likely be at a much slower pace.

Managed-Only Facilities

Our operating margins decreased slightly at managed-only facilities during the year ended December 31, 2007 to 14.0% from 14.7% during the year ended December 31, 2006. The managed-only business remains very competitive which continues to put pressure on per diems resulting in only marginal increases in the managed-only revenue per compensated man-day. Compensated occupancy at managed-only facilities increased from 97.0% during 2006 to 97.6% during 2007 despite placing 360 beds into service in January 2007 at the Citrus County Detention Facility located in Lecanto, Florida, 384 beds into service in June 2007 at the Gadsden Correctional Institution located in Quincy, Florida, and 235 beds into service in July 2007 at the Bay Correctional Facility located in Panama City, Florida.

During September 2005, we announced that Citrus County renewed our contract for the continued management of the Citrus County Detention Facility. The terms of the new agreement included a 360-bed expansion that was substantially completed during the first quarter of 2007 for a cost of approximately $18.5 million, funded by utilizing cash on hand. The facility, which now has a design capacity of 760 beds, has experienced an increase in inmate populations during 2007. During 2007, the facility maintained an average daily inmate population of 646 inmates compared with an average daily inmate population of 426 inmates during 2006, which resulted in an increase in revenue and operating margin at this facility.

Increases in occupancy during 2007 compared with 2006 at the Metro-Davidson County Detention Facility in Nashville, Tennessee and the Idaho Correctional Center in Boise, Idaho also contributed to the overall increase in our operating margins for managed-only facilities.

The operating margin at managed-only facilities was negatively affected during the year ended December 31, 2007 as a result of a new contract at the Lake City Correctional Facility located in Lake City, Florida. During November 2005, the Florida Department of Management Services, or Florida DMS, solicited proposals for the management of the Lake City Correctional Facility beginning July 1, 2006. We responded to the proposal and were notified in April 2006 of the Florida DMS's intent to award a contract to us. We negotiated a three-year contract in exchange for a reduced per diem effective July 1, 2006, which resulted in a reduction in revenue and operating margin at this facility during the second half of 2006 and for the full year ended December 31, 2007. The per diem reduction also took into consideration an increase in inmate populations resulting from a 543-bed expansion completed in March 2005.

Although the managed-only business is attractive because it requires little or no upfront investment and relatively modest ongoing capital expenditures, we expect the managed-only business to remain competitive. During the years ended December 31, 2007 and 2006, managed-only facilities generated 11.9% and 14.1%, respectively, of our total facility contribution. We define facility contribution as a facility's operating income or loss before interest, taxes, goodwill impairment, depreciation, and amortization.

General and administrative expense

For the years ended December 31, 2007 and 2006, general and administrative expenses totaled $74.4 million and $63.6 million, respectively. General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. General and administrative expenses increased from 2006 primarily as a result of an increase in salaries and benefits resulting from an increase in corporate staffing levels to help ensure the quality and effectiveness of our facility operations, to intensify our efforts on developing new bed capacity, and to implement and support numerous technology initiatives. As a result of our intensified efforts to develop new capacity, we have capitalized certain pre-acquisition costs directly associated with a number of development projects. General and administrative expenses could increase in the future for the write-off of such costs in the event we decide to abandon any of these projects.

General and administrative expenses were also higher as a result of an increase of $0.8 million of restricted stock-based compensation awarded to employees who have historically been awarded stock options and an increase of $0.8 million in stock option expense in 2007 compared with 2006. For the year ended December 31, 2007, we recognized approximately $4.1 million of general and administrative expense for the amortization of restricted stock granted to these employees in 2005, 2006, and 2007 since the amortization period spans the three-year vesting period of each restricted share award.

Further, on January 1, 2006, consistent with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," or SFAS 123R, we began recognizing general and administrative expenses for the amortization of employee stock options granted after January 1, 2006, to employees whose compensation is charged to general and administrative expense. Until January 1, 2006, we had not recognized stock option expense in our income statement, except for a compensation charge of $1.0 million reported in the fourth quarter of 2005 for the acceleration of vesting of outstanding options as further described hereafter. For the year ended December 31, 2007, we recognized $2.4 million of general and administrative expense for the amortization of employee stock options granted after January 1, 2006. As of December 31, 2007, we had $3.9 million of total unrecognized compensation cost related to stock options that is expected to be recognized over a remaining weighted-average period of 1.5 years.

Depreciation and amortization

For the years ended December 31, 2007 and 2006, depreciation and amortization expense totaled $78.5 million and $67.2 million, respectively. The increase in depreciation and amortization from 2006 resulted from the combination of additional depreciation expense recorded on various completed facility expansion and development projects, most notably our Red Rock Correctional Center placed into service in July 2006, and our Saguaro Correctional Center placed into service in June 2007, and the additional depreciation on our investments in technology and other capital expenditures. We currently expect depreciation and amortization to increase in the future as we complete additional facility expansion and development projects.

Goodwill impairment

During the fourth quarter of 2007, in connection with our annual budgeting process and annual goodwill impairment analysis, we recognized a goodwill impairment charge of $1.5 million related to the management of two of our managed-only facilities. This impairment charge resulted from recent poor operating performance combined with an unfavorable forecast of future cash flows under the current management contracts at these facilities. The impairment charge was computed using a discounted cash flow method.

Interest expense, net

Interest expense was reported net of interest income and capitalized interest for the years ended December 31, 2007 and 2006. Gross interest expense, net of capitalized interest, was $64.5 million and $67.9 million, respectively, for the years ended December 31, 2007 and 2006. Gross interest expense during these periods was based on outstanding borrowings under our senior bank credit facility, our outstanding senior notes, and amortization of loan costs and unused facility fees.

Gross interest income was $10.8 million and $9.1 million, respectively, for the years ended December 31, 2007 and 2006. Gross interest income is earned on cash collateral requirements, a direct financing lease, notes receivable, investments, and cash and cash equivalents, and increased due to a higher average cash and investment balance during 2007 compared with 2006 generated from operating cash flows.

Capitalized interest was $7.6 million and $4.7 million during 2007 and 2006, respectively, and was associated with various construction and expansion projects further described under "Liquidity and Capital Resources" hereafter.

Expenses associated with debt refinancing and recapitalization transactions

For the year ended December 31, 2006, expenses associated with debt refinancing and recapitalization transactions were $1.0 million. Charges of $1.0 million in the first quarter of 2006 consisted of the write-off of existing deferred loan costs associated with the pay-off and retirement of the old senior bank credit facility.

Income tax expense

During the years ended December 31, 2007 and 2006, our financial statements reflected an income tax provision of $80.3 million and $60.8 million, respectively.

Our effective tax rate was approximately 37.7% during the year ended December 31, 2007 compared to approximately 36.8% during the year ended December 31, 2006. Our annual effective tax rate increased for 2007 as a result of an increase in our taxable income in states with higher statutory tax rates, the negative impact of a change in Texas tax law, and interest associated with uncertain tax positions required pursuant to FASB's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes –an interpretation of FASB Statement No. 109" ("FIN 48").

Upon adoption of FIN 48 on January 1, 2007, we recognized a $2.2 million increase in the liability for uncertain tax positions net of certain benefits associated with state net operating losses, which was recorded as an adjustment to the January 1, 2007 balance of retained earnings. We had a $5.0 million liability recorded for uncertain tax positions as of December 31, 2007. The total amount of unrecognized tax positions that, if recognized, would affect the effective tax rate is $4.8 million. We do not currently anticipate that the total amount of unrecognized tax positions will significantly increase or decrease in the next twelve months.

We currently expect our effective tax rate to increase slightly in 2008 as a result of an increase in our projected taxable income in states with higher statutory tax rates. Our overall effective tax rate is estimated based on our current projection of taxable income and could change in the future as a result of changes in these estimates, the implementation of additional tax strategies, changes in federal or state tax rates, changes in estimates related to uncertain tax positions, or changes in state apportionment factors, as well as changes in the valuation allowance applied to our deferred tax assets that are based primarily on the amount of state net operating losses and tax credits that could expire unused.

Discontinued operations

During September 2006, we received notification from the Liberty County Commission in Liberty County, Texas that, as a result of a contract bidding process, the County elected to transfer management of the 380-bed Liberty County Jail/Juvenile Center to another operator. Accordingly, we transferred operation of the facility to the other operator upon expiration of the management contract in January 2007. Total revenue for this facility during the year ended December 31, 2006 was $5.5 million and total operating expenses were $5.6 million.

In November 2007, we accepted an unsolicited offer to sell a facility located in Houston, Texas and leased to a third-party operator. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", or SFAS 144, we reclassified the results of operations of the facility to discontinued operations. During February 2008, at the request of the operator we agreed to extend the proposed closing date and fix the sales price through June 30, 2008. We would recognize any gain on sale of this property in the period the sale closes, which would also be reported as discontinued operations. Rental revenue earned on this property was $1.5 million for both the years ended December 31, 2007 and 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

During the year ended December 31, 2006, we generated net income of $105.2 million, or $0.86 per diluted share, compared with net income of $50.1 million, or $0.42 per diluted share, for the previous year. Contributing to the net income for 2006 compared to the previous year was an increase in operating income of $49.0 million, from $176.0 million during 2005 to $225.0 million during 2006 as a result of an increase in occupancy levels and new management contracts, partially offset by an increase in general and administrative expenses and depreciation and amortization.

Net income during 2005 was negatively impacted by a $35.3 million pre-tax charge, or $0.19 per diluted share net of taxes, associated with debt refinancing transactions completed during the first and second quarters, as further described hereafter. The charge consisted of a tender premium paid to the holders of the 9.875% senior notes (who tendered their notes to us at a price of 111% of par pursuant to a tender offer we made for the 9.875% senior notes in March 2005), estimated fees and expenses associated with the tender offer, and the write-off of (i) existing deferred loan costs associated with the purchase of the 9.875% senior notes, (ii) existing deferred loan costs associated with a lump sum pay-down of our senior bank credit facility, and (iii) existing deferred loan costs and third-party fees incurred in connection with obtaining an amendment to our old senior bank credit facility.

Facility Operations

Revenue and expenses per compensated man-day for all of the facilities we owned or managed, exclusive of those discontinued (see further discussion below regarding discontinued operations), were as follows for the years ended December 31, 2006 and 2005:

	For the Years Ended December 31,	
	2006	2005
Revenue per compensated man-day	**$ 52.75**	$ 50.73
Operating expenses per compensated man-day:		
Fixed expense	**28.37**	28.46
Variable expense	**9.90**	9.40
Total	**38.27**	37.86
Operating margin per compensated man-day	**$ 14.48**	$ 12.87
Operating margin	**27.5%**	25.4%
Average compensated occupancy	**95.0%**	91.4%
Average compensated population	**67,833**	63,105

Average compensated occupancy for the year ended December 31, 2006 increased from the prior year primarily as a result of increases in inmate populations across our portfolio, and also as a result of a full year's impact from a contract with the BOP that commenced in June 2005 at our Northeast Ohio Correctional Center. Compensated occupancy also increased as a result of an increase in the population at our Prairie Correctional Facility largely as a result of additional inmates from the states of Minnesota, Washington and Idaho, an increase in the population at our Crowley County Correctional Facility, as well as an increase in population at our North Fork Correctional Facility as a result of a new management contract with the state of Wyoming, which commenced in June 2006. Further, inmate populations increased notably at our Otter Creek Correctional Facility as a result of contracts with the states of Kentucky and Hawaii to house female inmates to replace the inmates from the state of Indiana that were removed during the second quarter of 2005.

Our federal customers generated 40% and 39% of our total revenue for the years ended December 31, 2006 and 2005, respectively. In addition to the aforementioned contract with the BOP at our Northeast Ohio facility, a modified contract with ICE at our T. Don Hutto Residential Center in Taylor, Texas that commenced in May 2006 also contributed to an increase in federal revenue during 2006.

Operating expenses totaled $968.3 million and $893.3 million for the years ended December 31, 2006 and 2005, respectively. Operating expenses consist of those expenses incurred in the operation and management of adult and juvenile correctional and detention facilities, and for our inmate transportation subsidiary.

Salaries and benefits represent the most significant component of fixed operating expenses with approximately 63% of our operating expenses consisting of salaries and benefits. During 2006, salaries and benefits expense at our correctional and detention facilities increased $37.1 million from 2005. However, salaries and benefits expense for the year ended December 31, 2006 decreased by $0.20 per compensated man-day compared with the same period in the prior year, as we were able to leverage our salaries and benefits over a larger inmate population and achieve savings in workers compensation. Additionally, the decrease in salaries and benefits per compensated man-day was caused by increased staffing levels in the prior year in anticipation of increased inmate populations at our Northeast Ohio Correctional Center due to the commencement of the new BOP contract on June 1, 2005, and at our Otter Creek Correctional Center as a result of the aforementioned transition of state inmate populations, partially offset by increased staffing levels at our Stewart Detention Center, North Fork Correctional Facility, and the Red Rock Correctional Center as a result of the opening of each of these facilities during 2006.

Facility variable expenses increased 5.3% from $9.40 per compensated man-day during 2005 to $9.90 per compensated man-day during 2006. The increase in facility variable expenses was primarily the result of an increase in legal expenses resulting from the successful negotiation of a number of outstanding legal matters in the prior year and general inflationary increases in the costs of services such as our inmate medical and food service expenses.

With regard to legal expenses during 2005, we settled a number of outstanding legal matters for amounts less than reserves previously established for such matters which, on a net basis, reduced our expenses during 2005. As a result, operating expenses associated with legal settlements increased by $5.8 million during 2006 compared with the prior year. Expenses associated with legal proceedings may fluctuate from quarter to quarter based on new lawsuits, changes in our assumptions, new developments, or the effectiveness of our litigation and settlement strategies.

The following tables display the revenue and expenses per compensated man-day for the facilities we own and manage and for the facilities we manage but do not own:

	For the Years Ended December 31,	
	2006	2005
Owned and Managed Facilities:		
Revenue per compensated man-day	**$ 61.03**	$ 58.95
Operating expenses per compensated man-day:		
Fixed expense	**30.72**	31.79
Variable expense	**10.75**	10.19
Total	**41.47**	41.98
Operating margin per compensated man-day	**$ 19.56**	$ 16.97
Operating margin	**32.1%**	28.8%
Average compensated occupancy	**93.9%**	88.3%
Average compensated population	**43,119**	39,079
Managed Only Facilities:		
Revenue per compensated man-day	**$ 38.30**	$ 37.37
Operating expenses per compensated man-day:		
Fixed expense	**24.27**	23.04
Variable expense	**8.41**	8.11
Total	**32.68**	31.15
Operating margin per compensated man-day	**$ 5.62**	$ 6.22
Operating margin	**14.7%**	16.6%
Average compensated occupancy	**97.0%**	96.9%
Average compensated population	**24,714**	24,026

Owned and Managed Facilities

During April 2006, we modified an agreement with Williamson County, Texas to house non-criminal detainees from ICE under an inter-governmental service agreement between Williamson County and ICE. The agreement enables ICE to accommodate non-criminal aliens being detained for deportation at our T. Don Hutto Residential Center. We originally announced an agreement in December 2005 to house up to 600 male detainees for ICE. However, for various reasons, the initial intake of detainees originally scheduled to occur in February 2006 was delayed. The modified agreement, which was effective beginning May 8, 2006, provides for an indefinite term. This new agreement contributed to increased revenue and operating margins in 2006 compared with 2005. Further, the increase in the operating margin was positively affected during 2006 because the agreement provides for a fixed monthly payment based on the 512-bed capacity of the facility, even though detainee populations were continuing to increase during the second half of 2006.

On December 23, 2004, we received a contract award from the BOP to house approximately 1,195 federal inmates at our 2,016-bed Northeast Ohio Correctional Center. The contract, awarded as part of the Criminal Alien Requirement Phase 4 Solicitation ("CAR 4"), provides for an initial four-year term with three two-year renewal options. The terms of the contract provide for a 50% guaranteed rate of occupancy for 90 days following a Notice to Proceed, and a 90% guaranteed rate of occupancy thereafter. The contract commenced June 1, 2005. As of December 31, 2006, we housed 1,334 BOP inmates at this facility. Total revenue at this facility increased by $22.9 million during 2006 compared with the prior year. This increase in revenue was also attributable to an increase in USMS inmates held at this facility during 2006 compared with 2005.

During 2006, our 1,600-bed Prairie Correctional Facility in Appleton, Minnesota housed a daily average of approximately 1,500 inmates as a result of new contract awards in mid-2004 and subsequent increasing demand for beds from the states of Minnesota and Washington, and under a new contract with the state of Idaho, compared with a daily average of approximately 867 inmates during 2005. As a result, total revenue increased by $13.9 million at this facility during 2006 compared with the prior year. In early 2006, we were notified by the state of Idaho of their intention to withdraw their inmates from the Prairie facility. The state of Idaho completed this withdrawal during the fourth quarter of 2006. As of December 31, 2006, we housed 1,417 inmates from the states of Washington and Minnesota.

Due to a combination of rate increases and/or an increase in population at our Crowley County Correctional Facility, Central Arizona Detention Center, Houston Processing Center, and Otter Creek Correctional Center, primarily from the state of Colorado, the USMS and ICE, the state of Hawaii, and the state of Kentucky, respectively, total management and other revenue at these facilities increased during 2006 from 2005 by $18.8 million.

Effective July 1, 2005, ICE awarded us a three-year contract for the continued management of ICE detainees and USMS inmates at the 1,154-bed San Diego Correctional Facility located in San Diego, California. The contract, which contains five three-year renewal options, provided for an increase in the fixed monthly payment. Total revenue increased by $3.5 million during 2006 from 2005 as a result of the increased rate and an increase in populations from ICE and USMS at this facility.

During January 2006, we received notification from the BOP of its intent not to exercise its renewal option at our 1,500-bed Eloy Detention Center in Eloy, Arizona. At December 31, 2005, the Eloy facility housed approximately 500 inmates from the BOP and approximately 800 detainees from ICE, pursuant to a subcontract between the BOP and ICE. The BOP completed the transfer of its inmates from the Eloy facility to other BOP facilities by February 28, 2006. During February 2006, we reached an agreement with the City of Eloy to manage detainees from ICE at this facility under an inter-governmental service agreement between the City of Eloy and ICE, effectively providing ICE the ability to fully utilize the Eloy Detention Center for existing and potential future requirements. Under our agreement with the City of Eloy, we are eligible for periodic rate increases that were not provided in the previous contract with the BOP. As of December 31, 2006, this facility housed 1,495 ICE detainees.

During the first quarter of 2006, we re-opened our North Fork Correctional Facility, with a small population of inmates from the state of Vermont. The facility was also re-opened in anticipation of additional inmate population needs from various existing state and federal customers. Prior to its re-opening, this facility had been vacant since the third quarter of 2003, when all of the Wisconsin inmates housed at the facility were transferred out of the facility in order to satisfy a contractual provision mandated by the state of Wisconsin.

In June 2006, we entered into a new agreement with the state of Wyoming to house up to 600 of the state's male medium-security inmates at our North Fork Correctional Facility. The terms of the contract include an initial two-year period and may be renewed upon mutual agreement.

During December 2006, we also entered into an agreement with Bent County, Colorado to house Colorado male inmates under an inter-governmental service agreement between the County and State of Colorado Department of Corrections. Under the agreement we may house up to 720 Colorado inmates, subject to bed availability, at our North Fork Correctional Facility. The term of the contract includes an initial term which commenced December 28, 2006 and ran through June 30, 2007, and provides for mutually agreed extensions for a total contract term of up to five years. We initially received approximately 240 Colorado inmates at the North Fork facility during December 2006.

As of December 31, 2006, the North Fork facility housed 796 inmates from the states of Vermont, Wyoming, and Colorado. Based on our expectation of increased demand from a number of existing state and federal customers, we expanded our North Fork Correctional Facility by 960 beds. We began construction during the third quarter of 2006 and construction was completed during the fourth quarter of 2007 at an estimated cost of $53.0 million.

During October 2005, construction was completed on the Stewart Detention Center in Stewart County, Georgia and the facility became available for occupancy. Accordingly, we began depreciating the facility in the fourth quarter of 2005 and ceased capitalizing interest on this project. During 2005, we capitalized $2.8 million in interest costs incurred on this facility. The book value of the facility was approximately $72.5 million upon completion of construction. In June 2006, we entered into a new agreement with Stewart County, Georgia to house detainees from ICE under an inter-governmental service agreement between Stewart County and ICE. The agreement enables ICE to accommodate detainees at our Stewart Detention Center. The agreement with Stewart County is effective through December 31, 2011, and provides for an indefinite number of renewal options. We began receiving ICE detainees at the Stewart facility in October 2006. As of December 31, 2006, we held 1,013 detainees at this facility.

During February 2005, we commenced construction of the Red Rock Correctional Center, a new 1,596-bed correctional facility located in Eloy, Arizona. The facility was completed during July 2006 for an aggregate cost of approximately $81.0 million. We relocated all of the Alaskan inmates from our Florence Correctional Center into this new facility during the third quarter of 2006. The beds made available at the Florence facility are expected to be used to satisfy anticipated state and federal demand for detention beds in the Arizona area, including inmates from the state of California. As of December 31, 2006, the Red Rock facility housed 993 Alaskan inmates and 222 Hawaiian inmates.

While start-up activities and staffing expenses incurred in preparation for the arrival of detainees at the Stewart Detention Center and inmates at the Red Rock and North Fork facilities had an adverse impact on our results of operations during the second half of 2006, the utilization of this increased bed capacity contributed to an increase in revenue and profitability in 2007.

Managed-Only Facilities

Our operating margins decreased at managed-only facilities during 2006 to 14.7% from 16.6% during 2005 primarily as a result of an increase in salaries and benefits caused in part by an increase in employee medical insurance. The deterioration of operating margins at managed-only facilities was also as a result of a new contract at the expanded Lake City Correctional Facility. During November 2005, the Florida DMS solicited proposals for the management of the Lake City Correctional Facility beginning July 1, 2006. We responded to the proposal and were notified in April 2006 of the Florida DMS's intent to award a contract to us. We negotiated a three-year contract in exchange for a reduced per diem effective July 1, 2006, which resulted in a reduction in revenue and operating margin at this facility from the prior year. The Lake City Correctional Facility was expanded from 350 beds to 893 beds late in the first quarter of 2005. The average daily inmate population at the Lake City Correctional Facility during 2006 was 889 inmates compared with 689 inmates during 2005.

During June 2005, Bay County, Florida solicited proposals for the management of the Bay County Jail beginning October 1, 2006. During April 2006, we were selected for the continued management and construction of both new and replacement beds at the facility. During May 2006, we signed a new contract for the continued management of the Bay County Jail for a base term of six years with one six-year renewal option. The construction of the new and replacement beds at the facility will be paid by Bay County at a fixed price, and is expected to be complete during the second quarter of 2008. We do not expect a material change in inmate populations resulting from these new agreements.

During September 2005, we announced that Citrus County renewed our contract for the continued management of the Citrus County Detention Facility located in Lecanto, Florida. The terms of the new agreement included a 360-bed expansion that commenced during the fourth quarter of 2005 and was substantially completed during the first quarter of 2007 for a cost of approximately $18.5 million funded by utilizing cash on hand. The facility experienced an increase in operating expenses during 2006, primarily in the fourth quarter, as a result of the increase in staffing levels to support the new inmate population in the expansion beds.

During 2006, our 1,270-bed Idaho Correctional Center experienced an increase in revenue of approximately $1.4 million compared with the prior year primarily as a result of an increase in the inmate population. The average daily inmate population during 2006 was 1,328 compared with an average daily inmate population of 1,276 during 2006. This increase in population served to partially offset the decreased operating margins experienced in 2006 at the facilities we manage but do not own.

General and administrative expense

For the years ended December 31, 2006 and 2005, general and administrative expenses totaled $63.6 million and $57.1 million, respectively. General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses, and increased from 2005 primarily as a result of an increase in salaries and benefits, including an increase of $1.6 million of restricted stock-based compensation awarded to employees who have historically been awarded stock options and $1.6 million of stock option expense, which represents an increase of $0.6 million over the $1.0 million of stock option expense in 2005. The stock option expense in 2005 was recorded in the fourth quarter as a result of the acceleration of vesting of all outstanding options as further described hereafter.

In 2005, the Company made changes to its historical business practices with respect to awarding stock-based employee compensation as a result of, among other reasons, the issuance of SFAS 123R. During the year ended December 31, 2005, we recognized $1.7 million of general and administrative expense for the amortization of restricted stock issued during 2005 to employees whose compensation is charged to general and administrative expense. For the year ended December 31, 2006, we recognized approximately $3.3 million of general and administrative expense for the amortization of restricted stock granted to these employees in both 2005 and 2006, since the amortization period spans the three-year vesting period of each restricted share award.

Further, on January 1, 2006, consistent with SFAS 123R we began recognizing general and administrative expenses for the amortization of employee stock options granted after January 1, 2006 to employees whose compensation is charged to general and administrative expense, which heretofore have not been recognized in our income statement, except with respect to the aforementioned compensation charge of $1.0 million reported in the fourth quarter of 2005 for the acceleration of vesting of outstanding options as further described hereafter. For the year ended December 31, 2006, we recognized $1.6 million of general and administrative expense for the amortization of employee stock options granted after January 1, 2006. As of December 31, 2006, we had $2.5 million of total unrecognized compensation cost related to stock options that is expected to be recognized over a remaining weighted-average period of 2.5 years.

Effective December 30, 2005, our board of directors approved the acceleration of the vesting of outstanding options previously awarded to executive officers and employees under our Amended and Restated 1997 Employee Share Incentive Plan and our Amended and Restated 2000 Stock Incentive Plan. As a result of the acceleration, approximately 3.0 million unvested options became exercisable, 45% of which were otherwise scheduled to vest in February 2006. The purpose of the accelerated vesting of stock options was to enable us to avoid recognizing compensation expense associated with these options in future periods as required by SFAS 123R, estimated at the date of acceleration to be $3.8 million in 2006, $2.0 million in 2007, and $0.5 million in 2008. In order to prevent unintended benefits to the holders of these stock options, we imposed resale restrictions to prevent the sale of any shares acquired from the exercise of an accelerated option prior to the original vesting date of the option. The resale restrictions automatically expire upon the individual's termination of employment. All other terms and conditions applicable to such options, including the exercise prices, remained unchanged. As a result of the acceleration, we recognized a non-cash, pre-tax charge of $1.0 million in the fourth quarter of 2005 for the estimated value of the stock options that would have otherwise been forfeited.

Our general and administrative expenses were also higher as a result of an increase in corporate staffing levels. We continued to re-evaluate our organizational structure in 2005 and 2006 and expanded our infrastructure to help ensure the quality and effectiveness of our facility operations. This intensified focus contributed to the increase in salaries and benefits expense, as well as a number of other general and administrative expense categories. We have also experienced increasing expenses to implement and support numerous technology initiatives. We believe these strategies have contributed to the increase in facility operating margins.

Depreciation and amortization

For the years ended December 31, 2006 and 2005, depreciation and amortization expense totaled $67.2 million and $59.5 million, respectively. The increase in depreciation and amortization from 2005 resulted from the combination of additional depreciation expense recorded on various completed facility expansion and development projects, most notably our Stewart Detention Center and Red Rock Correctional Center, and the additional depreciation on our investments in technology.

Interest expense, net

Interest expense was reported net of interest income and capitalized interest for the years ended December 31, 2006 and 2005. Gross interest expense, net of capitalized interest, was $67.9 million and $69.3 million, respectively, for the years ended December 31, 2006 and 2005. Gross interest expense during these periods was based on outstanding borrowings under our senior bank credit facility, our outstanding senior notes, convertible subordinated notes payable balances (until converted), and amortization of loan costs and unused facility fees. The decrease in gross interest expense from the prior year was primarily attributable to the recapitalization and refinancing transactions completed during the first half of 2005 and additional refinancing transactions completed during the first quarter of 2006, as further described hereafter.

Gross interest income was $9.1 million and $5.4 million, respectively, for the years ended December 31, 2006 and 2005. Gross interest income is earned on cash collateral requirements, a direct financing lease, notes receivable, investments, and cash and cash equivalents, and increased due to the accumulation of higher cash and investment balances generated from operating cash flows.

Capitalized interest was $4.7 million and $4.5 million during 2006 and 2005, respectively, and was associated with various construction and expansion projects.

Expenses associated with debt refinancing and recapitalization transactions

For the years ended December 31, 2006 and 2005, expenses associated with debt refinancing and recapitalization transactions were $1.0 million and $35.3 million, respectively. Charges of $1.0 million in the first quarter of 2006 consisted of the write-off of existing deferred loan costs associated with the pay-off and retirement of the old senior bank credit facility. Charges of $35.0 million in the first quarter of 2005 consisted of a tender premium paid to the holders of the $250.0 million 9.875% senior notes who tendered their notes to us at a price of 111% of par pursuant to a tender offer we made for their notes in March 2005, the write-off of existing deferred loan costs associated with the purchase of the $250.0 million 9.875% senior notes and the lump sum pay-down of the term portion of our old senior bank credit facility made with the proceeds from the issuance of $375.0 million of 6.25% senior notes, and estimated fees and expenses associated with each of the foregoing transactions. The remaining charges in 2005 consisted of the write-off of existing deferred loan costs and third-party fees and expenses associated with an amendment to the senior bank credit facility obtained during the second quarter of 2005, whereby we reduced the interest rate margins associated with the facility and prepaid $20.0 million of the term portion of the facility with proceeds from a draw of a like amount on the revolving portion of the facility.

Income tax expense

During the years ended December 31, 2006 and 2005, our financial statements reflected an income tax provision of $60.8 million and $26.6 million, respectively.

Our effective tax rate was approximately 36.8% during the year ended December 31, 2006 compared to approximately 34.7% during the year ended December 31, 2005. The lower effective tax rate during 2005 resulted from certain tax planning strategies implemented during the fourth quarter of 2004, that were magnified by the recognition of deductible expenses associated with our debt refinancing transactions completed during the first half of 2005. In addition, we also successfully pursued and recognized investment tax credits of $0.7 million in 2005. The effective tax rate during 2006 was also favorably impacted by an increase in the income tax benefits of equity compensation during 2006.

Discontinued operations

On March 21, 2005, the Tulsa County Commission in Oklahoma provided us notice that, as a result of a contract bidding process, the County elected to have the Tulsa County Sheriff's Office assume management of the David L. Moss Criminal Justice Center upon expiration of the contract on June 30, 2005. Operations were transferred to the Sheriff's Office on July 1, 2005. Total revenue and operating expenses during 2005 were $10.7 million and $11.2 million, respectively. After depreciation expense and income taxes, the facility experienced a loss of $0.4 million for the year ended December 31, 2005.

During September 2006, we received notification from the Liberty County Commission in Liberty County, Texas that, as a result of a contract bidding process, the County elected to transfer management of the 380-bed Liberty County Jail/Juvenile Center to another operator. Accordingly, we transferred operation of the facility to the other operator upon expiration of the management contract in January 2007. During the year ended December 31, 2006 total revenue was $5.5 million and total operating expenses were $5.6 million. During the year ended December 31, 2005 total revenue during the year ended December 31, 2005 was $5.3 million and total operating expenses were $5.5 million.

In November 2007, we accepted an unsolicited offer to sell a facility located in Houston, Texas and leased to a third-party operator. In accordance with SFAS 144, we reclassified the results of operations of the facility to discontinued operations. During February 2008, at the request of the operator we agreed to extend the closing date and fix the sales price through June 30, 2008. We would recognize any gain on sale of this property in the period the sale closes, which would also be reported as discontinued operations. Rental revenue earned on this property was $1.5 million and $1.4 million for the years ended December 31, 2006 and 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital requirements are for working capital, capital expenditures, and debt service payments. Capital requirements may also include cash expenditures associated with our outstanding commitments and contingencies, as further discussed in the notes to our financial statements. Additionally, we may incur capital expenditures to expand the design capacity of certain of our facilities (in order to retain management contracts) and to increase our inmate bed capacity for anticipated demand from current and future customers. We may acquire additional correctional facilities that we believe have favorable investment returns and increase value to our stockholders. We will also consider opportunities for growth, including potential acquisitions of businesses within our line of business and those that provide complementary services, provided we believe such opportunities will broaden our market share and/or increase the services we can provide to our customers.

As a result of increasing demand from both our federal and state customers and the utilization of a significant portion of our existing available beds, we have intensified our efforts to deliver new capacity to address the lack of available beds that our existing and potential customers are experiencing. We can provide no assurance, however, that the increased capacity that we construct will be utilized. The following addresses certain significant projects that are currently in process:

In July 2006, we were notified by the state of Colorado that the State had accepted our proposal to expand our 700-bed Bent County Correctional Facility in Las Animas, Colorado by 720 beds to fulfill part of a 2,250-bed request for proposal issued by the state of Colorado in December 2005. As a result of the award, we have now entered into an Implementation Agreement with the state of Colorado for the expansion of our Bent County Correctional Facility by 720 beds. In addition, during November 2006 we entered into another Implementation Agreement to also expand our 768-bed Kit Carson Correctional Center in Burlington, Colorado by 720 beds. Construction of the Bent and Kit Carson facilities is estimated to cost approximately $88.0 million. The Kit Carson expansion is anticipated to be completed during the first quarter of 2008 while the Bent expansion is anticipated to be completed during the second quarter of 2008.

In August 2006, we also announced our intention to expand our Tallahatchie County Correctional Facility in Tutwiler, Mississippi by 360 beds. Based on anticipated demand, we announced in March 2007 that we expected to complete an additional 360-bed expansion at this facility. Both of these expansions were completed during the fourth quarter of 2007. In order to satisfy demand for prison beds for the state of California and/or other state customers, during July 2007 we announced our intention to further expand our Tallahatchie facility by an additional 848 beds to ultimately bring the design capacity at this facility to a total of 2,672 beds and expect to complete this expansion during the second quarter of 2008. We currently estimate these expansions to cost approximately $96.0 million in the aggregate. As previously described herein, we expect to house up to 2,592 inmates from the state of California at the Tallahatchie facility pursuant to the newest contract with the CDCR.

During January 2007, we announced that we received a contract award from the BOP to house up to 1,558 federal inmates at our Eden Detention Center in Eden, Texas. As of December 31, 2007, we housed 1,353 BOP inmates at the Eden facility. The contract requires a renovation and expansion of the Eden facility, which will increase the rated capacity of the facility by 129 beds to an aggregate capacity of 1,422 beds. Renovation of the Eden facility is expected to be completed in the first quarter of 2008 at an estimated cost of approximately $20.0 million.

In March 2007, we announced our intention to expand our 767-bed Leavenworth Detention Center in Leavenworth, Kansas by 266 beds. We anticipate that construction will be completed during the second quarter of 2008, at an estimated cost of approximately $22.5 million. This expansion will also include a renovation of the existing building infrastructure to accommodate higher detainee populations. The Leavenworth facility housed approximately 925 USMS detainees as of December 31, 2007.

In May 2007, we announced our intention to expand two of our owned facilities located in Oklahoma based on our expectation of increased demand from the state of Oklahoma and a number of other existing state customers. We are expanding our 1,032-bed Cimarron Correctional Facility in Cushing, Oklahoma and our 1,010-bed Davis Correctional Facility in Holdenville, Oklahoma by 660 beds each. Currently, the state of Oklahoma occupies both facilities which are running at or near full capacity. Both expansions are expected to be completed by the end of the third quarter of 2008 at an estimated total cost of approximately $90.0 million.

In July 2007, we announced the commencement of construction of a new 1,668-bed correctional facility in Adams County, Mississippi. Construction of the new facility is estimated to be completed during the fourth quarter of 2008 at an estimated cost of approximately $105.0 million. We do not currently have a management contract to utilize these new beds, but will market the new beds to various existing and potential customers.

In October 2007, we announced that we expect to begin construction of our new 3,060-bed La Palma Correctional Center located in Eloy, Arizona, which we expect to be fully utilized by the CDCR. We expect to complete construction of the new La Palma Correctional Center during the second quarter of 2009 at an estimated total cost of $205.0 million. However, we expect to open a portion of the new facility to begin receiving inmates from the state of California during the third quarter of 2008, with the continued receipt of California inmates through completion of construction, as phases of the facility become available.

The following table summarizes the aforementioned construction and expansion projects that we have previously announced:

Facility	No. of beds	Estimated completion date	Estimated remaining cost to complete as of Dec. 31, 2007 (in thousands)
Eden Detention Center Eden, TX	129	First quarter 2008	$ 6,312
Kit Carson Correctional Center Burlington, CO	720	First quarter 2008	7,964
Bent County Correctional Facility Las Animas, CO	720	Second quarter 2008	9,848
Leavenworth Detention Center Leavenworth, KS	266	Second quarter 2008	8,873
Tallahatchie County Correctional Facility Tutwiler, MS	848	Second quarter 2008	49,113
Cimarron Correctional Facility Cushing, OK	660	Third quarter 2008	36,593
Davis Correctional Facility Holdenville, OK	660	Third quarter 2008	26,455
La Palma Correctional Center Eloy, AZ	3,060	Third quarter 2008 - Second quarter 2009	177,323
Adams County Correctional Center Adams County, MS	1,668	Fourth quarter 2008	69,372
Total	8,731		$ 391,853

Additionally, in February 2008, we announced that we expect to commence construction of the new 2,040-bed Trousdale Correctional Center in Trousdale County, Tennessee. Pending final negotiations with the local community, we expect to begin construction of our new Trousdale Correctional Center in mid-2008 and expect to complete construction of the facility during the fourth quarter of 2009 at an estimated cost of approximately $143.0 million.

In addition to the foregoing, the following expansions and development projects were completed during 2007:

Facility	No. of beds	Completion date	Cost (in thousands)
Citrus County Detention Facility Lecanto, FL	360	First quarter 2007	$ 18,500
Crossroads Correctional Center Shelby, MT	96	First quarter 2007	5,000
Saguaro Correctional Center Eloy, AZ	1,896	Second quarter 2007	102,600
Tallahatchie County Correctional Facility Tutwiler, MS	720	Fourth quarter 2007	40,000
North Fork Correctional Facility Sayre, OK	960	Fourth quarter 2007	53,000
Total	4,032		$ 219,100

We continue to pursue additional expansion and development opportunities to satisfy increasing demand from existing and potential customers. In order to help ensure the timely completion of pre-fabricated housing units and to help avoid potential increases in costs associated with constructing new bed capacity, during the fourth quarter of 2007, we entered into an agreement with a company to design, fabricate, and install pre-finished concrete modular housing structures for an aggregate cost of $32.7 million. We may terminate the agreement at any time for any reason, including our convenience, without substantial penalty. We have not designated any of the housing structures that may be developed under this agreement to any of the expansion and development projects currently under construction. However, we are likely to designate a number of housing structures to the Trousdale Correctional Center.

In order to retain federal inmate populations we currently manage in the San Diego Correctional Facility, we may be required to construct a new facility in the future. The San Diego Correctional Facility is subject to a ground lease with the County of San Diego. Under the provisions of the lease, the facility is divided into three different properties (Initial, Existing and Expansion Premises), all of which have separate terms ranging from June 2006 to December 2015.

Ownership of the Initial portion of the facility containing approximately 950 beds reverts to the County upon expiration of the lease on December 31, 2015. The County has the right to purchase the Initial portion of the facility, but no sooner than December 31, 2011, at a price generally equal to the cost of the premises, less an allowance for the amortization over a 20-year period. The lease for the Expansion portion of the facility containing approximately 200 beds expires December 31, 2011. However, the County may terminate the lease for the Expansion portion of the facility by providing us with 270 days notice after March 31, 2008. The third portion of the lease (Existing Premises) included 200 beds that expired in June 2006 and was not renewed.

Upon expiration of the lease for the Initial Premises, or should the County exercise its right to purchase the Initial Premises or terminate our lease for the Expansion Premises, we may be required to relocate a portion of the existing federal inmate population to other available beds within or outside the San Diego Correctional Facility, which could include the acquisition of an alternate site for the construction of a new facility. However, we can provide no assurance that we will be able to retain these inmate populations.

During 2007 and 2006, we capitalized $16.2 million and $15.1 million, respectively, of expenditures related to technology. These investments in technology are expected to provide long-term benefits enabling us to provide enhanced quality service to our customers while creating scalable operating efficiencies. We expect to incur approximately $13.4 million in information technology expenditures during 2008.

We have the ability to fund our capital expenditure requirements including our construction projects, as well as our information technology expenditures, working capital, and debt service requirements, with cash on hand, net cash provided by operations, and borrowings available under our revolving credit facility.

During January 2006, we completed the sale and issuance of $150.0 million aggregate principal amount of 6.75% senior notes due 2014, the proceeds of which were used in part to completely pay-off the outstanding balance of the term loan portion of our old senior bank credit facility after repaying the $10.0 million balance on the revolving portion of the old facility with cash on hand. Further, during February 2006, we closed on a revolving credit facility with various lenders providing for a new $150.0 million revolving credit facility to replace the revolving portion of the old credit facility. In September 2007, we exercised our option to increase the borrowing capacity under the revolving credit facility by $100.0 million, from $150.0 million to $250.0 million.

During December 2007, we entered into a new $450.0 million senior secured revolving credit facility arranged by Banc of America Securities LLC and Wachovia Capital Markets, LLC. The new senior secured revolving credit facility replaces our previous $250.0 million revolving credit facility. The new revolving credit facility will be utilized to fund development projects in anticipation of increasing demand by existing and potential new customers, as well as for working capital, capital expenditures and general corporate purposes. At our option, interest on outstanding borrowings will be based on either a base rate plus a margin ranging from 0.00% to 0.50% or a London Interbank Offered Rate, or LIBOR, plus a margin ranging from 0.75% to 1.50%. The applicable margins are subject to adjustments based on our leverage ratio. The revolving credit facility currently bears interest at a base rate or a LIBOR plus a margin of 0.75%.

During 2006, we generated sufficient taxable income to utilize our remaining federal net operating loss carryforwards. As a result, we began paying federal income taxes during 2006, with an obligation to pay a full year's taxes in 2007. We paid $51.3 million in federal and state income taxes during 2007 compared with $13.7 million during 2006. We currently expect to pay approximately $60.0 million to $65.0 million during 2008.

As of December 31, 2007, our liquidity was provided by cash on hand of $58.0 million and $415.1 million available under our $450.0 million revolving credit facility. During the years ended December 31, 2007 and 2006, we generated $250.9 million and $172.0 million, respectively, in cash provided by operating activities, and as of December 31, 2007 and 2006, we had net working capital of $125.9 million and $215.0 million, respectively. We currently expect to be able to meet our cash expenditure requirements for the next year utilizing these resources. In addition, we have an effective "shelf" registration statement under which we may issue an indeterminate amount of securities from time to time when we determine that market conditions and the opportunity to utilize the proceeds from the issuance of such securities are favorable.

At December 31, 2007, the interest rates on all our outstanding indebtedness are fixed, with a weighted average stated interest rate of 6.9%, while our total weighted average maturity was 4.5 years. Standard & Poor's Ratings Services currently rates our unsecured debt and corporate credit as "BB", while Moody's Investors Service currently rates our unsecured debt as "Ba2".

Operating Activities

Our net cash provided by operating activities for the year ended December 31, 2007 was $250.9 million compared with $172.0 million in 2006 and $153.4 million in 2005. Cash provided by operating activities represents the year to date net income plus depreciation and amortization, changes in various components of working capital, and adjustments for expenses associated with debt refinancing and recapitalization transactions and various non-cash charges, including primarily deferred income taxes. The increase in cash provided by operating activities during 2007 was primarily the result of an increase in higher operating income as well as positive fluctuations in working capital.

Investing Activities

Our cash flow used in investing activities was $253.7 million for the year ended December 31, 2007, and was primarily attributable to capital expenditures during the year of $343.1 million, including $296.4 million for the expansion and development activities previously discussed herein, and $46.7 million for facility maintenance and information technology capital expenditures. Cash flow used in investing activities was partially offset by the proceeds from the sale of investments of $86.7 million. Our cash flow used in investing activities was $226.3 million for the year ended December 31, 2006, and was primarily attributable to capital expenditures during the year of $163.1 million, including $112.8 million for expansion and development activities and $50.3 million for facility maintenance and information technology capital expenditures. During the year ended December 31, 2005, our cash flow used in investing activities was $116.3 million, primarily resulting from capital expenditures of $110.3 million, including $73.9 million for expansion and development activities and $36.4 million for facility maintenance and information technology capital expenditures.

Financing Activities

Our cash flow provided by financing activities was $31.7 million for the year ended December 31, 2007 and was primarily attributable to the cash flows associated with the exercise of stock options, including the related income tax benefit of equity compensation, net of the purchase and retirement of common stock.

Our cash flow provided by financing activities was $18.6 million for the year ended December 31, 2006 and was primarily attributable to the aforementioned refinancing and recapitalization transactions completed during 2006, combined with proceeds received from the exercise of stock options and the income tax benefit of equity compensation. The income tax benefit of equity compensation was reported as a financing activity in 2006 and 2007 pursuant to SFAS 123R, and as an operating activity in 2005.

Our cash flow used in financing activities was $23.1 million for the year ended December 31, 2005 and was primarily attributable to the aforementioned refinancing and recapitalization transactions completed during the first half of 2005. Proceeds from the issuance of the $375 million 6.25% senior notes along with cash on hand were used to purchase all of the outstanding $250 million 9.875% senior notes, make a lump sum prepayment on the senior bank credit facility of $110 million, and pay fees and expenses related thereto. These transactions, combined with the second quarter amendment to the senior bank credit facility, resulted in fees and expenses of $36.2 million paid during 2005.

Contractual Obligations

The following schedule summarizes our contractual obligations by the indicated period as of December 31, 2007 (in thousands):

	Payments Due By Year Ended December 31,						
	2008	2009	2010	2011	2012	Thereafter	Total
Long-term debt	$ -	$ -	$ -	$ 450,000	$ -	$ 525,000	$ 975,000
Contractual facility expansions	24,124	-	-	-	-	-	24,124
Operating leases	3,386	3,505	3,626	3,063	2,080	6,281	21,941
Total Contractual Cash Obligations	$ 27,510	$ 3,505	$ 3,626	$ 453,063	$ 2,080	$ 531,281	$ 1,021,065

The cash obligations in the table above do not include future cash obligations for interest associated with our outstanding indebtedness. Further, the cash obligations in the table above also do not include future cash obligations for uncertain tax positions recorded pursuant to FIN 48 as we are unable to make reliable estimates of the timing of such payments, if any, to the taxing authorities. During 2007, we paid $68.2 million in interest, including capitalized interest. We had $34.9 million of letters of credit outstanding at December 31, 2007 primarily to support our requirement to repay fees and claims under our workers' compensation plan in the event we do not repay the fees and claims due in accordance with the terms of the plan. The letters of credit are renewable annually. We did not have any draws under any outstanding letters of credit during 2007, 2006, or 2005.

INFLATION

We do not believe that inflation has had a direct adverse effect on our operations. Many of our management contracts include provisions for inflationary indexing, which mitigates an adverse impact of inflation on net income. However, a substantial increase in personnel costs, workers' compensation or food and medical expenses could have an adverse impact on our results of operations in the future to the extent that these expenses increase at a faster pace than the per diem or fixed rates we receive for our management services.

SEASONALITY AND QUARTERLY RESULTS

Our business is somewhat subject to seasonal fluctuations. Because we are generally compensated for operating and managing facilities at an inmate per diem rate, our financial results are impacted by the number of calendar days in a fiscal quarter. Our fiscal year follows the calendar year and therefore, our daily profits for the third and fourth quarters include two more days than the first quarter (except in leap years) and one more day than the second quarter. Further, salaries and benefits represent the most significant component of operating expenses. Significant portions of the Company's unemployment taxes are recognized during the first quarter, when base wage rates reset for state unemployment tax purposes. Finally, quarterly results are affected by government funding initiatives, the timing of the opening of new facilities, or the commencement of new management contracts and related start-up expenses which may mitigate or exacerbate the impact of other seasonal influences. Because of these seasonality factors, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is to changes in U.S. interest rates. In the event we have an outstanding balance under our revolving credit facility, we would be exposed to market risk because the interest rate on our revolving credit facility is subject to fluctuations in the market. As of December 31, 2007, there were no amounts outstanding under our revolving credit facility (other than $34.9 million in outstanding letters of credit). Therefore, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial statements.

As of December 31, 2007, we had outstanding $450.0 million of senior notes with a fixed interest rate of 7.5%, $375.0 million of senior notes with a fixed interest rate of 6.25%, and $150.0 million of senior notes with a fixed interest rate of 6.75%. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial statements.

We may, from time to time, invest our cash in a variety of short-term financial instruments. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these investments are subject to interest rate risk and will decline in value if market interest rates increase, a hypothetical 100 basis point increase or decrease in market interest rates would not materially affect the value of these instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report. Based on that evaluation, our senior management, including our Chief Executive Officer and Chief Financial Officer, concluded that as of the end of the period covered by this annual report our disclosure controls and procedures are effective in causing material information relating to us (including our consolidated subsidiaries) to be recorded, processed, summarized and reported by management on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with SEC disclosure obligations.

Management's Report On Internal Control Over Financial Reporting

Management of Corrections Corporation of America (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on management's assessment and those criteria, management believes that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, have issued an attestation report on the Company's internal control over financial reporting. That report begins on page 38.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Corrections Corporation of America

We have audited Corrections Corporation of America and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Corrections Corporation of America and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Corrections Corporation of America and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Corrections Corporation of America and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Corrections Corporation of America and Subsidiaries and our report dated February 21, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee
February 21, 2008

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of and Distributions on Capital Stock

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol "CXW." On February 22, 2008 the last reported sale price of our common stock was $26.65 per share and there were approximately 5,000 registered holders and approximately 54,000 beneficial holders, respectively, of our common stock.

The following table sets forth, for the fiscal quarters indicated, the range of high and low sales prices of the common stock as adjusted for the Company's 3-for-2 stock split in September 2006 and the Company's 2-for-1 stock split in July 2007.

Common Stock

	SALES PRICE	
	HIGH	LOW
FISCAL YEAR 2007		
First Quarter	$ 27.11	$ 21.66
Second Quarter	$ 32.99	$ 26.15
Third Quarter	$ 33.40	$ 24.08
Fourth Quarter	$ 31.58	$ 24.97
FISCAL YEAR 2006		
First Quarter	$ 15.43	$ 13.37
Second Quarter	$ 18.23	$ 14.30
Third Quarter	$ 22.63	$ 17.19
Fourth Quarter	$ 24.86	$ 21.33

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG CORRECTIONS CORPORATION OF AMERICA, THE S&P 500 INDEX, AND A PEER GROUP


$600
$500
$400
$300
$200
$100
$0
12/02
3/03
6/03
9/03
12/03
3/04
6/04
9/04
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
Corrections Corporation Of America
S&P 500
Peer Group

* $100 invested on December 31, 2002 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Copyright © 2008, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved. (www.researchdatagroup.com/S&P.htm)

*The graph matches the cumulative 5-year total return of holders of Corrections Corporation of America's common stock with the cumulative total returns of the S&P 500 index. The Peer Group includes Avalon Correctional Services Inc., Cornell Companies Inc. and Geo Group Inc. The graph assumes that the value of the investment in the Company's common stock, in the peer group, and the index (including reinvestment of dividends) was $100 on December 31, 2002 and tracks it through December 31, 2007.

Dividend Policy

During the years ended December 31, 2007 and 2006, we did not pay any dividends on our common stock. Pursuant to the terms of the indentures governing our senior notes and our senior secured revolving credit agreement, we are limited in the amount of dividends we can declare or pay on our outstanding shares of common stock. Taking into consideration these limitations, management and our board of directors regularly evaluate the merits of declaring and paying a dividend. Future dividends, if any, will depend on our future earnings, our capital requirements, our financial condition, alternative uses of capital, and on such other factors as our board of directors may consider relevant.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

ASSETS	December 31, 2007	2006
Cash and cash equivalents	$ 57,968	$ 29,029
Investments	-	82,830
Accounts receivable, net of allowance of $3,914 and $2,261, respectively	241,722	237,382
Deferred tax assets	12,250	11,655
Prepaid expenses and other current assets	21,142	17,554
Current assets of discontinued operations	-	966
Assets held for sale	7,581	-
Total current assets	340,663	379,416
Property and equipment, net	2,086,980	1,805,052
Restricted cash	6,511	11,826
Investment in direct financing lease	14,503	15,467
Goodwill	13,672	15,246
Other assets	23,411	23,807
Non-current assets of discontinued operations	-	46
Total assets	$ 2,485,740	$ 2,250,860
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 213,240	$ 160,522
Income taxes payable	964	2,810
Current portion of long-term debt	290	290
Current liabilities of discontinued operations	237	760
Total current liabilities	214,731	164,382
Long-term debt, net of current portion	975,677	975,968
Deferred tax liabilities	34,271	23,755
Other liabilities	39,086	37,074
Total liabilities	1,263,765	1,201,179
Commitments and contingencies		
Common stock - $0.01 par value; 300,000 shares authorized; 124,472 and 122,084 shares issued and outstanding at December 31, 2007 and 2006, respectively	1,245	1,221
Additional paid-in capital	1,568,736	1,527,608
Retained deficit	(348,006)	(479,148)
Total stockholders' equity	1,221,975	1,049,681
Total liabilities and stockholders' equity	$ 2,485,740	$ 2,250,860

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	For the Years Ended December 31,		
	2007	2006	2005
REVENUE:			
Management and other	**$ 1,475,821**	$ 1,321,420	$ 1,183,338
Rental	**3,016**	2,721	2,563
	1,478,837	1,324,141	1,185,901
EXPENSES:			
Operating	**1,058,050**	968,327	893,342
General and administrative	**74,399**	63,593	57,053
Depreciation and amortization	**78,514**	67,236	59,460
Goodwill impairment	**1,574**	-	-
	1,212,537	1,099,156	1,009,855
OPERATING INCOME	**266,300**	224,985	176,046
OTHER (INCOME) EXPENSE:			
Interest expense, net	**53,776**	58,783	63,928
Expenses associated with debt refinancing and recapitalization transactions	**-**	982	35,269
Other (income) expense	**(303)**	(254)	263
	53,473	59,511	99,460
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**212,827**	165,474	76,586
Income tax expense	**(80,312)**	(60,813)	(26,583)
INCOME FROM CONTINUING OPERATIONS	**132,515**	104,661	50,003
Income from discontinued operations, net of taxes	**858**	578	119
NET INCOME	**$ 133,373**	$ 105,239	$ 50,122
BASIC EARNINGS PER SHARE:			
Income from continuing operations	**$ 1.08**	$ 0.88	$ 0.43
Income from discontinued operations, net of taxes	**0.01**	-	-
Net income	**$ 1.09**	$ 0.88	$ 0.43
DILUTED EARNINGS PER SHARE:			
Income from continuing operations	**$ 1.05**	$ 0.86	$ 0.42
Income from discontinued operations, net of taxes	**0.01**	-	-
Net income	**$ 1.06**	$ 0.86	$ 0.42

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 133,373**	$ 105,239	$ 50,122
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**78,682**	67,673	60,068
Goodwill impairment	**1,574**	-	-
Amortization of debt issuance costs and other non-cash interest	**3,931**	4,433	5,341
Expenses associated with debt refinancing and recapitalization transactions	**-**	982	35,269
Deferred income taxes	**9,576**	31,141	21,255
Other (income) expense	**(303)**	(228)	248
Other non-cash items	**307**	458	1,097
Income tax benefit of equity compensation	**(21,225)**	(18,161)	6,900
Non-cash equity compensation	**7,500**	6,175	4,084
Changes in assets and liabilities, net:			
Accounts receivable, prepaid expenses and other assets	**(6,950)**	(63,716)	(20,193)
Accounts payable, accrued expenses and other liabilities	**25,649**	18,423	9,947
Income taxes payable	**18,766**	19,536	(20,772)
Net cash provided by operating activities	**250,880**	171,955	153,366
CASH FLOWS FROM INVESTING ACTIVITIES:			
Expenditures for facility development and expansions	**(296,453)**	(112,791)	(73,895)
Expenditures for other capital improvements	**(46,688)**	(50,331)	(36,410)
Proceeds from sale of investments	**86,716**	-	-
Purchases of investments	**(3,886)**	(63,816)	(10,328)
(Increase) decrease in restricted cash	**5,641**	(255)	1,848
Proceeds from sale of assets	**737**	71	1,046
Decrease in other assets	**(610)**	57	726
Payments received on direct financing lease and notes receivable	**855**	758	665
Net cash used in investing activities	**(253,688)**	(226,307)	(116,348)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of debt	**-**	150,000	375,000
Scheduled principal repayments	**-**	(138)	(1,233)
Other principal repayments	**-**	(148,950)	(370,135)
Payment of debt issuance and other refinancing and related costs	**(1,997)**	(3,976)	(36,240)
Proceeds from exercise of stock options and warrants	**16,006**	15,765	9,586
Purchase and retirement of common stock	**(3,579)**	(12,290)	(33)
Income tax benefit of equity compensation	**21,225**	18,161	-
Net cash provided by (used in) financing activities	**31,655**	18,572	(23,055)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**28,847**	(35,780)	13,963
CASH AND CASH EQUIVALENTS, beginning of year	**29,121**	64,901	50,938
CASH AND CASH EQUIVALENTS, end of year	**$ 57,968**	$ 29,121	$ 64,901

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

(Continued)

	For the Years Ended December 31,		
	2007	2006	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest (net of amounts capitalized of $7,613, $4,658, and $4,543 in 2007, 2006, and 2005, respectively)	**$ 60,595**	$ 60,575	$ 61,877
Income taxes	**$ 51,255**	$ 13,690	$ 15,776
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Convertible subordinated notes were converted to common stock:			
Long-term debt	**$ -**	$ -	$ (30,000)
Common stock	**-**	-	101
Additional paid-in capital	**-**	-	29,877
Other assets	**-**	-	12
Accounts payable and accrued expenses	**-**	-	10
	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(in thousands)

	Common Stock					
	Shares	Par Value	Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, December 31, 2004	106,244	$ 1,062	$ 1,451,177	$ (1,736)	$ (634,509)	$ 815,994
Comprehensive income:						
Net income	-	-	-	-	50,122	50,122
Total comprehensive income	-	-	-	-	50,122	50,122
Conversion of subordinated notes	10,086	101	29,877	-	-	29,978
Income tax benefit of equity compensation	-	-	6,900	-	-	6,900
Retirement of common stock	(2)	-	(33)	-	-	(33)
Issuance of common stock	4	-	68	-		68
Amortization of deferred compensation, net of forfeitures	(46)	-	(142)	3,169	-	3,027
Stock option compensation expense	-	-	989	-	-	989
Restricted stock grant	592	6	6,990	(6,996)	-	-
Warrants exercised	212	2	998	-		1,000
Stock options exercised	1,992	20	8,566	-	-	8,586
BALANCE, December 31, 2005	119,082	$ 1,191	$ 1,505,390	$ (5,563)	$ (584,387)	$ 916,631

(Continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(in thousands)

(Continued)

	Common Stock					
	Shares	Par Value	Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, December 31, 2005	119,082	$ 1,191	$ 1,505,390	$ (5,563)	$ (584,387)	$ 916,631
Comprehensive income:						
Net income	-	-	-	-	105,239	105,239
Total comprehensive income	-	-	-	-	105,239	105,239
Issuance of common stock	-	-	50	-	-	50
Retirement of common stock	(728)	(7)	(12,283)	-	-	(12,290)
Amortization of deferred compensation, net of forfeitures	(112)	(1)	4,565	-	-	4,564
Stock option compensation expense	-	-	1,561	-	-	1,561
Income tax benefit of equity compensation	-	-	18,161	-	-	18,161
Restricted stock grant	512	5	(5)	-	-	-
Reclassification of deferred compensation on nonvested stock upon adoption of SFAS 123R	-	-	(5,563)	5,563	-	-
Stock options exercised	3,330	33	15,732	-	-	15,765
BALANCE, December 31, 2006	122,084	$ 1,221	$ 1,527,608	$ -	$ (479,148)	$ 1,049,681

(Continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(in thousands)

(Continued)

	Common Stock		Additional		Retained	Total
	Shares	Par value	Paid-In Capital	Deferred Compensation	Earnings (Deficit)	Stockholders' Equity
BALANCE, December 31, 2006	122,084	$ 1,221	$ 1,527,608	$ -	$ (479,148)	$ 1,049,681
Comprehensive income:						
Net income	-	-	-	-	133,373	133,373
Total comprehensive income	-	-	-	-	133,373	133,373
Issuance of common stock	1	-	25	-	-	25
Retirement of common stock	(130)	(1)	(3,578)	-	-	(3,579)
Amortization of deferred compensation, net of forfeitures	(134)	(1)	5,101	-	-	5,100
Stock option compensation expense	-	-	2,375	-	-	2,375
Income tax benefit of equity compensation	-	-	21,225	-	-	21,225
Warrants exercised	75	1	832	-	-	833
Restricted stock grant	312	3	(3)	-	-	-
Stock options exercised	2,264	22	15,151	-	-	15,173
Cumulative effect of accounting change	-	-	-	-	(2,231)	(2,231)
BALANCE, December 31, 2007	**124,472**	**$ 1,245**	**$ 1,568,736**	**$ -**	**$ (348,006)**	**$ 1,221,975**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

1. ORGANIZATION AND OPERATIONS

Corrections Corporation of America (together with its subsidiaries, the "Company") is the nation's largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the United States, behind only the federal government and three states. As of December 31, 2007, the Company owned 44 correctional, detention and juvenile facilities, three of which the Company leases to other operators. At December 31, 2007, the Company operated 65 facilities, including 41 facilities that it owned, located in 19 states and the District of Columbia. The Company is also constructing an additional 1,668-bed correctional facility in Adams County, Mississippi that is expected to be completed in the fourth quarter of 2008 as well as a 3,060-bed facility in Eloy, Arizona that is expected to be completed in the second quarter of 2009.

The Company specializes in owning, operating and managing prisons and other correctional facilities and providing inmate residential and prisoner transportation services for governmental agencies. In addition to providing the fundamental residential services relating to inmates, the Company's facilities offer a variety of rehabilitation and educational programs, including basic education, religious services, life skills and employment training and substance abuse treatment. These services are intended to help reduce recidivism and to prepare inmates for their successful reentry into society upon their release. The Company also provides health care (including medical, dental and psychiatric services), food services, and work and recreational programs.

The Company's website address is www.correctionscorp.com. The Company makes its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Currents Reports on Form 8-K, and Section 16 reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") available on its website, free of charge, as soon as reasonably practicable after these reports are filed with or furnished to the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company on a consolidated basis with its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Restricted cash as of December 31, 2006 has been reclassified to long-term to conform to the 2007 presentation.

Stock Splits

On June 7, 2007, the Company announced that its Board of Directors had declared a 2-for-1 stock split in the form of a 100% stock dividend on its common stock. The stock dividend was paid on July 6, 2007, to stockholders of record as of June 29, 2007. Each shareholder of record at the close of business on the record date received one additional share of the Company's common stock for every one share of common stock held on that date. Additionally, a 3-for-2 stock split was paid on September 13, 2006 in the form of a 50% stock dividend. The number of common shares and per share amounts have been retroactively restated in the accompanying financial statements and these notes to the financial statements to reflect the increase in common shares and corresponding decrease in the per share amounts resulting from both the 3-for-2 and the 2-for-1 stock splits.

Cash and Cash Equivalents

The Company considers all liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash at December 31, 2007 was $6.5 million for a capital improvements, replacements, and repairs reserve. Restricted cash at December 31, 2006 was $11.8 million, of which $5.6 million represented cash collateral for a guarantee agreement as described in Note 16 and $6.2 million represented cash for the capital improvements, replacements, and repairs reserve.

Accounts Receivable and Allowance for Doubtful Accounts

At December 31, 2007 and 2006, accounts receivable of $241.7 million and $237.4 million were net of allowances for doubtful accounts totaling $3.9 million and $2.3 million, respectively. Accounts receivable consist primarily of amounts due from federal, state, and local government agencies for operating and managing prisons and other correctional facilities and providing inmate residential and prisoner transportation services.

Accounts receivable are stated at estimated net realizable value. The Company recognizes allowances for doubtful accounts to ensure receivables are not overstated due to uncollectibility. Bad debt reserves are maintained for customers in the aggregate based on a variety of factors, including the length of time receivables are past due, significant one-time events and historical experience. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

Investments

Investments at December 31, 2006 consist of cash invested in auction rate securities held by a large financial institution. Auction rate securities have legal maturities that typically are at least twenty years, but have their interest rates reset approximately every 28-35 days under an auction system. Because liquidity in these instruments is provided from third parties (the buyers and sellers in the auction) and not the issuer, auctions may fail. In those cases, the auction rate securities remain outstanding, with their interest rate set at the maximum rate which is established in the securities. Despite the fact that auctions rarely fail, the only time the issuer must redeem an auction rate security for cash is at its maturity. Because auction rate securities are frequently re-priced, they trade in the market like short-term investments. These investments are carried at fair value, and are classified as current assets because they are generally available to support the Company's current operations. Investment income earned on auction rate securities is classified net of interest expense on the consolidated statement of operations and was $3.9 million, $3.2 million, and $0.3 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Property and Equipment

Property and equipment are carried at cost. Assets acquired by the Company in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting. Betterments, renewals and significant repairs that extend the life of an asset are capitalized; other repair and maintenance costs are expensed. Interest is capitalized to the asset to which it relates in connection with the construction or expansion of facilities. Preacquisition costs directly associated with the development of a correctional facility are capitalized as part of the cost of the development project. Preacquisition costs are written-off to general and administrative expense whenever a project is abandoned. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Useful lives for property and equipment are as follows:

Land improvements	5 – 20 years
Buildings and improvements	5 – 50 years
Equipment	3 – 5 years
Office furniture and fixtures	5 years

Intangible Assets Other Than Goodwill

Intangible assets other than goodwill include contract acquisition costs, a customer list, and contract values established in connection with certain business combinations. Contract acquisition costs (included in other non-current assets in the accompanying consolidated balance sheets) and contract values (included in other non-current liabilities in the accompanying consolidated balance sheets) represent the estimated fair values of the identifiable intangibles acquired in connection with mergers and acquisitions completed during 2000. Contract acquisition costs and contract values are generally amortized into amortization expense using the interest method over the lives of the related management contracts acquired, which range from three months to approximately 19 years. The customer list (included in other non-current assets in the accompanying consolidated balance sheet as of December 31, 2006), which was acquired in connection with the acquisition of a prisoner extradition company on December 31, 2002.

Accounting for the Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets other than goodwill are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

Goodwill

Goodwill represents the cost in excess of the net assets of businesses acquired in the Company's managed-only segment. As further discussed in Note 3, goodwill is tested for impairment at least annually using a fair-value based approach.

Investment in Direct Financing Lease

Investment in direct financing lease represents the portion of the Company's management contract with a governmental agency that represents capitalized lease payments on buildings and equipment. The lease is accounted for using the financing method and, accordingly, the minimum lease payments to be received over the term of the lease less unearned income are capitalized as the Company's investment in the lease. Unearned income is recognized as income over the term of the lease using the interest method.

Investment in Affiliates

Investments in affiliates that are equal to or less than 50%-owned over which the Company can exercise significant influence are accounted for using the equity method of accounting.

Debt Issuance Costs

Generally, debt issuance costs, which are included in other assets in the consolidated balance sheets, are capitalized and amortized into interest expense on a straight-line basis, which is not materially different than the interest method, over the term of the related debt. However, certain debt issuance costs incurred in connection with debt refinancings are charged to expense in accordance with Emerging Issues Task Force Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments."

Management and Other Revenue

The Company maintains contracts with certain governmental entities to manage their facilities for fixed per diem rates. The Company also maintains contracts with various federal, state, and local governmental entities for the housing of inmates in company-owned facilities at fixed per diem rates or monthly fixed rates. These contracts usually contain expiration dates with renewal options ranging from annual to multi-year renewals. Most of these contracts have current terms that require renewal every two to five years. Additionally, most facility management contracts contain clauses that allow the government agency to terminate a contract without cause, and are generally subject to legislative appropriations. The Company generally expects to renew these contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions; however, no assurance can be given that such renewals will be obtained. Fixed monthly rate revenue is recorded in the month earned and fixed per diem revenue is recorded based on the per diem rate multiplied by the number of inmates housed during the respective period. The Company recognizes any additional management service revenues when earned. Certain of the government agencies also have the authority to audit and investigate the Company's contracts with them. For contracts that actually or effectively provide for certain reimbursement of expenses, if the agency determines that the Company has improperly allocated costs to a specific contract, the Company may not be reimbursed for those costs and could be required to refund the amount of any such costs that have been reimbursed.

Other revenue consists primarily of ancillary revenues associated with operating correctional and detention facilities, such as commissary, phone, and vending sales; revenues generated from prisoner transportation services for governmental agencies; and design and construction management fees earned from governmental agencies for certain expansion and development projects at managed-only facilities operated by the Company.

Rental Revenue

Rental revenue is recognized based on the terms of the Company's leases.

Self-Funded Insurance Reserves

The Company is significantly self-insured for employee health, workers' compensation, automobile liability insurance claims, and general liability claims. As such, the Company's insurance expense is largely dependent on claims experience and the Company's ability to control its claims experience. The Company has consistently accrued the estimated liability for employee health insurance based on its history of claims experience and time lag between the incident date and the date the cost is paid by the Company. The Company has accrued the estimated liability for workers' compensation and automobile insurance based on a third-party actuarial valuation of the outstanding liabilities, discounted to the net present value of the outstanding liabilities. The Company records litigation reserves related to general liability matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. These estimates could change in the future.

Income Taxes

Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 generally requires the Company to record deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company's past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Income tax contingencies are accounted for under the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Foreign Currency Transactions

The Company has extended a working capital loan to Agecroft Prison Management, Ltd. ("APM"), the operator of a correctional facility in Sanford, England previously owned by a subsidiary of the Company. The working capital loan is denominated in British pounds; consequently, the Company adjusts these receivables to the current exchange rate at each balance sheet date and recognizes the unrealized currency gain or loss in current period earnings. See Note 6 for further discussion of the Company's relationship with APM.

Fair Value of Financial Instruments

To meet the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," the Company calculates the estimated fair value of financial instruments using quoted market prices of similar instruments or discounted cash flow techniques. At December 31, 2007 and 2006, there were no material differences between the carrying amounts and the estimated fair values of the Company's financial instruments, other than as follows (in thousands):

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Investment in direct financing lease	$ 15,468	$ 19,054	$ 16,322	$ 20,475
Note receivable from APM	$ 6,301	$ 10,210	$ 6,180	$ 10,140
Debt	$ (975,967)	$ (982,688)	$ (976,258)	$ (982,500)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Concentration of Credit Risks

The Company's credit risks relate primarily to cash and cash equivalents, restricted cash, investments, accounts receivable, and an investment in a direct financing lease. Cash and cash equivalents and restricted cash are primarily held in bank accounts and overnight investments. The Company's investments at December 31, 2006 consist of cash invested in auction rate securities held by a large financial institution. The Company's accounts receivable and investment in direct financing lease represent amounts due primarily from governmental agencies. The Company's financial instruments are subject to the possibility of loss in carrying value as a result of either the failure of other parties to perform according to their contractual obligations or changes in market prices that make the instruments less valuable.

The Company derives its revenues primarily from amounts earned under federal, state, and local government management contracts. For the years ended December 31, 2007, 2006, and 2005, federal correctional and detention authorities represented 40%, 40%, and 39%, respectively, of the Company's total revenue. Federal correctional and detention authorities consist primarily of the Federal Bureau of Prisons, or BOP, the United States Marshals Service, or USMS, and the U.S. Immigration and Customs Enforcement, or ICE. The BOP accounted for 13%, 14%, and 17% of total revenue for 2007, 2006, and 2005, respectively. The USMS accounted for 14%, 15%, and 15% of total revenue for 2007, 2006, and 2005, respectively. The ICE accounted for 13%, 11%, and 8% of total revenue for 2007, 2006, and 2005, respectively. These federal customers have management contracts at facilities the Company owns and at facilities the Company manages but does not own. No other customer generated more than 10% of total revenue during 2007, 2006, or 2005.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income encompasses all changes in stockholders' equity except those arising from transactions with stockholders.

The Company reports comprehensive income in the consolidated statements of stockholders' equity.

Accounting for Stock-Based Compensation

Restricted Stock

The Company amortizes the fair market value of restricted stock awards over the vesting period using the straight-line method. The fair market value of performance-based restricted stock is amortized over the vesting period as long as the Company expects to meet the performance criteria. If achievement of the performance criteria becomes improbable, an adjustment is made to reverse the expense previously incurred.

Other Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123R is similar to the fair value method of accounting for stock-based employee compensation described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative, which was permitted under SFAS 123.

The Company adopted the fair value recognition provisions of SFAS 123R on January 1, 2006 using the "modified prospective" method. The "modified prospective" method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remained unvested on the effective date.

At December 31, 2007, the Company had equity incentive plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of SFAS 123R. All options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective December 30, 2005, the Company's board of directors approved the acceleration of the vesting of outstanding options previously awarded to executive officers and employees under its Amended and Restated 1997 Employee Share Incentive Plan and its Amended and Restated 2000 Stock Incentive Plan. As a result of the acceleration, approximately 3.0 million unvested options became exercisable, 45% of which were otherwise scheduled to vest in February 2006. All of the unvested options were "in-the-money" on the effective date of acceleration.

The purpose of the accelerated vesting of stock options was to enable the Company to avoid recognizing compensation expense associated with these options in future periods as required by SFAS 123R, estimated at the date of acceleration to be $3.8 million in 2006, $2.0 million in 2007, and $0.5 million in 2008. In order to prevent unintended benefits to the holders of these stock options, the Company imposed resale restrictions to prevent the sale of any shares acquired from the exercise of an accelerated option prior to the original vesting date of the option. The resale restrictions automatically expire upon the individual's termination of employment. All other terms and conditions applicable to such options, including the exercise prices, remained unchanged. As a result of the acceleration, the Company recognized a non-cash, pre-tax charge of $1.0 million in the fourth quarter of 2005 for the estimated value of the stock options that would have otherwise been forfeited.

Prior to adoption of SFAS 123R on January 1, 2006, the Company accounted for equity incentive plans under the recognition and measurement principles of APB 25. As such, no employee compensation cost for the Company's stock options is reflected in net income prior to January 1, 2006, except for the aforementioned $1.0 million recognized in the fourth quarter of 2005 as a result of the accelerated vesting of outstanding options on December 30, 2005. The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005 if the Company had applied the fair value recognition provisions of

SFAS 123 to stock-based employee compensation as well as $6.3 million of unrecognized compensation expense associated with the accelerated vesting of all stock options in 2005 (in thousands, except per share data).

		For the Year Ended December 31, 2005
As Reported:		
Income from continuing operations	$	50,003
Income from discontinued operations, net of taxes		119
Net income	$	50,122
Pro Forma:		
Income from continuing operations	$	41,958
Income from discontinued operations, net of taxes		119
Net income	$	42,077
As Reported:		
Basic earnings per share:		
Income from continuing operations	$	0.43
Income from discontinued operations, net of taxes		-
Net income	$	0.43
As Reported:		
Diluted earnings per share:		
Income from continuing operations	$	0.42
Income from discontinued operations, net of taxes		-
Net income	$	0.42
Pro Forma:		
Basic earnings per share:		
Income from continuing operations	$	0.36
Income from discontinued operations, net of taxes		-
Net income	$	0.36
Pro Forma:		
Diluted earnings per share:		
Income from continuing operations	$	0.35
Income from discontinued operations, net of taxes		-
Net income	$	0.35

The effect of applying SFAS 123 for disclosing compensation costs under such pronouncement may not be representative of the effects on reported net income for future years.

3. GOODWILL AND INTANGIBLES

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), establishes accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, goodwill attributable to each of the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using a collaboration of various common valuation techniques, including market multiples, discounted cash flows, and replacement cost methods. These impairment tests are required to be performed at least annually. The Company performs its impairment tests during the fourth quarter, in connection with the Company's annual budgeting process, and whenever circumstances indicate the carrying value of goodwill may not be recoverable.

As a result of the transfer of operations of the David L. Moss Criminal Justice Center to the Tulsa County Sheriff's Office on July 1, 2005, as further described in 13, the Company recognized a goodwill impairment charge of $0.1 million. The charge for the David L. Moss facility is included in loss from discontinued operations, net of taxes, in the accompanying statement of operations for the year ended December 31, 2005.

During the fourth quarter of 2005, in connection with the Company's annual budgeting process and annual goodwill impairment analysis, the Company recognized a goodwill impairment charge of $0.2 million related to the management of the 380-bed Liberty County Jail/Juvenile Center. This impairment charge resulted from recent poor operating performance combined with an unfavorable forecast of future cash flows under the current management contract. This charge was computed using a discounted cash flow method. During September 2006, the Company received notification from the Liberty County Commission in Liberty County, Texas that, as a result of a contract bidding process, the County elected to transfer management of the Liberty County Jail/Juvenile Center to another operator which occurred in January 2007. The results of operations including the goodwill impairment charge, net of taxes, and the assets and liabilities of this facility are reported as discontinued operations for all periods presented.

During the fourth quarter of 2007, in connection with the Company's annual budgeting process and annual goodwill impairment analysis, the Company recognized a goodwill impairment charge of $1.5 million related to the management of two of the Company's managed-only facilities. This impairment charge resulted from recent poor operating performance combined with an unfavorable forecast of future cash flows under the current management contracts at these facilities. The impairment charge was computed using a discounted cash flow method.

The components of the Company's other identifiable intangible assets and liabilities are as follows (in thousands):

	December 31, 2007		December 31, 2006	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Contract acquisition costs	**$ 873**	**$ (859)**	$ 873	$ (857)
Customer list	**-**	**-**	765	(437)
Contract values	**(35,688)**	**25,977**	(35,688)	22,459
Total	**$ (34,815)**	**$ 25,118**	$ (34,050)	$ 21,165

Contract acquisition costs and the customer list are included in other non-current assets, and contract values are included in other non-current liabilities in the accompanying consolidated balance sheets. Contract values are amortized using the interest method. Amortization income, net of amortization expense, for intangible assets and liabilities during the years ended December 31, 2007, 2006, and 2005 was $4.3 million, $4.6 million and $4.2 million, respectively. Interest expense associated with the amortization of contract values for the years ended December 31, 2007, 2006, and 2005 was $1.1 million, $1.5 million, and $1.8 million, respectively. Estimated amortization income, net of amortization expense, for the five succeeding fiscal years is as follows (in thousands):

2008	$ 4,661
2009	3,204
2010	2,534
2011	134
2012	134

4. PROPERTY AND EQUIPMENT

At December 31, 2007, the Company owned 46 real estate properties, including 44 correctional, detention and juvenile facilities, three of which the Company leases to other operators, and two corporate office buildings. At December 31, 2007, the Company also managed 24 correctional and detention facilities owned by government agencies.

Property and equipment, at cost, consists of the following (in thousands):

	December 31, 2007	December 31, 2006
Land and improvements	**$ 61,429**	$ 40,625
Buildings and improvements	**2,111,765**	1,899,700
Equipment	**199,830**	157,705
Office furniture and fixtures	**26,940**	25,680
Construction in progress	**195,712**	110,124
	2,595,676	2,233,834
Less: Accumulated depreciation	**(508,696)**	(428,782)
	$ 2,086,980	$ 1,805,052

Construction in progress primarily consists of correctional facilities under construction or expansion. Interest is capitalized on construction in progress in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" and amounted to $7.6 million, $4.7 million, and $4.5 million in 2007, 2006, and 2005, respectively.

Depreciation expense was $82.8 million, $71.8 million, and $63.5 million for the years ended December 31, 2007, 2006, and 2005, respectively.

As of December 31, 2006, ten of the facilities owned by the Company are subject to options that allow various governmental agencies to purchase those facilities. Certain of these options to purchase are based on a depreciated book value while others are based on a fair market value calculation. In addition, three facilities, including two that are also subject to purchase options, are constructed on land that the Company leases from governmental agencies under ground leases. Under the terms of those ground leases, the facilities become the property of the governmental agencies upon expiration of the ground leases. The Company depreciates these properties over the shorter of the term of the applicable ground lease or the estimated useful life of the property.

The Company leases portions of the land and building of the San Diego Correctional Facility under an operating lease with varying lease terms ranging from December 2011 through December 2015. The Company also leases land and building at the Elizabeth Detention Center under operating leases that expire June 2015. The rental expense incurred for these leases was $3.4 million, $2.3 million, and $2.9 million for the years ended December 31, 2007, 2006, and 2005, respectively. Future minimum lease payments as of December 31, 2007 under these operating leases are as follows:

2008	$ 3,386
2009	3,505
2010	3,626
2011	3,063
2012	2,080

Assets Held for Sale

During November 2007, the Company accepted a unsolicited purchase offer from Community Education Partners ("CEP"), a third party lessee, to purchase during the first quarter of 2008 one of the Company's owned and leased properties located in Houston, Texas. As of December 31, 2007, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company classified the net book value of the facility of $7.6 million as held for sale, and reclassified the results of operations for this facility to discontinued operations for all periods presented. During February 2008, at the request of CEP, the Company agreed to extend the proposed closing date and fix the sales price through June 30, 2008. The Company would recognize any gain on the sale of this property in the period the sale closes, which would also be included in discontinued operations.

5. FACILITY ACTIVATIONS AND DEVELOPMENTS

The Saguaro Correctional Facility, a new correctional facility located in Eloy, Arizona, was completed during June 2007 for an aggregate cost of approximately $102.6 million. The Saguaro facility began receiving inmates from the state of Hawaii on June 28, 2007 and as of December 31, 2007 housed 1,732 inmates from the state of Hawaii. The beds available at the Saguaro Correctional Facility are expected to be utilized to consolidate inmates from the state of Hawaii from several of the Company's other facilities. Although the Company has contracts with customers that are expected to fill the beds vacated by Hawaii, the Company can provide no assurance that all of the beds will ultimately be utilized.

On July 2, 2007, the Company announced the commencement of construction of a new correctional facility in Adams County, Mississippi. Construction of the Adams County Correctional Center is expected to be completed during the fourth quarter of 2008 at an estimated cost of approximately $105.0 million. The Company does not currently have a management contract to utilize these new beds, but will market the new beds to various existing and potential customers.

On October 5, 2007, the Company announced that it entered into a new agreement with the State of California Department of Corrections and Rehabilitation ("CDCR") for the housing of up to 7,772 inmates from the state of California. The new contract replaces and supersedes the previous contract the Company had with the CDCR, which provided housing for up to 5,670 inmates. In January 2008, this agreement was further amended to allow for an additional 360 CDCR inmates. As a result, the Company now has a contract that provides the CDCR with the ability to house up to 8,132 inmates in six of the facilities the Company owns. The agreement, which is subject to appropriations by the California legislature, expires June 30, 2011, and provides for a minimum payment based on the greater of the actual occupancy or 90% of the capacity made available to the CDCR at each facility in which inmates are housed. The minimum payments are subject to specific terms and conditions in the contract at each facility that houses CDCR inmates. As of December 31, 2007 the Company housed 2,055 CDCR inmates.

Additionally, the Company announced that it expects to begin construction of a new correctional facility located in Eloy, Arizona, which it expects to be fully utilized by the CDCR. The Company expects to complete construction of the new La Palma Correctional Center during the second quarter of 2009 at an estimated total cost of $205.0 million. However, the Company expects to open a portion of the new facility to begin receiving inmates from the state of California during the third quarter of 2008, with the continued receipt of California inmates through completion of construction, as phases of the facility become available. As a condition of undertaking the substantial cost required to construct the La Palma Correctional Center, the CDCR agreed to occupy the beds allocated to it in accordance with a Phase-In Schedule, and to make a minimum payment based on the greater of the actual occupancy or 90% of the capacity available to CDCR according to the Phase-In Schedule.

In addition to the new prisons being developed in Adams County, Mississippi and Eloy, Arizona, the Company has commenced numerous expansion projects at seven owned facilities that are expected to add over 4,000 beds upon completion over the next year at an aggregate cost of approximately $276.5 million.

6. INVESTMENT IN AFFILIATE

The Company has determined that its joint venture in APM is a variable interest entity ("VIE") in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), of which the Company is not the primary beneficiary. The Company has a 50% ownership interest in APM, an entity holding the management contract for a correctional facility, HM Prison Forest Bank, under a 25-year prison management contract with an agency of the United Kingdom government. The Forest Bank facility, located in Sanford, England, was previously constructed and owned by a wholly-owned subsidiary of the Company, which was sold in April 2001. All gains and losses under the joint venture are accounted for using the equity method of accounting. During 2000, the Company extended a working capital loan to APM, which totaled $6.5 million, including accrued interest, as of December 31, 2007. The outstanding working capital loan represents the Company's maximum exposure to loss in connection with APM.

For the years ended December 31, 2007 and 2006, equity in earnings of joint venture was $0.2 million and $0.1 million, respectively, while for the year ended December 31, 2005, equity in loss of joint venture was $0.3 million, which is included in other (income) expense in the consolidated statements of operations. Because the Company's investment in APM has no carrying value, equity in losses of APM are applied as a reduction to the net carrying value of the note receivable balance, which is included in other assets in the accompanying consolidated balance sheets.

7. INVESTMENT IN DIRECT FINANCING LEASE

At December 31, 2007, the Company's investment in a direct financing lease represents net receivables under a building and equipment lease between the Company and the District of Columbia for the D.C. Correctional Treatment Facility.

A schedule of minimum rentals to be received under the direct financing lease in future years is as follows (in thousands):

2008	$ 2,793
2009	2,793
2010	2,793
2011	2,793
2012	2,793
Thereafter	11,866
Total minimum obligation	25,831
Less unearned interest income	(10,363)
Less current portion of direct financing lease	(965)
Investment in direct financing lease	$ 14,503

During the years ended December 31, 2007, 2006, and 2005, the Company recorded interest income of $1.9 million, $2.0 million, and $2.1 million, respectively, under this direct financing lease.

8. OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31,	
	2007	2006
Debt issuance costs, less accumulated amortization of $10,898 and $7,820, respectively	**$ 15,026**	$ 15,920
Notes receivable, net	**4,519**	4,248
Cash surrender value of life insurance	**2,881**	2,040
Deposits	**971**	1,232
Customer list, less accumulated amortization of $437 as of December 31, 2006	**-**	328
Contract acquisition costs, less accumulated amortization of $859 and $857, respectively	**14**	16
Other	**-**	23
	$ 23,411	$ 23,807

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,	
	2007	2006
Trade accounts payable	**$ 89,256**	$ 48,285
Accrued salaries and wages	**31,787**	28,587
Accrued workers' compensation and auto liability	**9,362**	8,422
Accrued litigation	**13,082**	13,262
Accrued employee medical insurance	**9,860**	8,602
Accrued property taxes	**14,775**	13,055
Accrued interest	**16,772**	16,750
Other	**28,346**	23,559
	$ 213,240	$ 160,522

The total liability for workers' compensation and auto liability was $24.3 million and $24.6 million as of December 31, 2007 and 2006, respectively, with the long-term portion included in other long-term liabilities in the accompanying consolidated balance sheets. These liabilities were discounted to the net present value of the outstanding liabilities using a 5.0% annual rate of return in each year. These liabilities amounted to $29.7 million and $29.9 million on an undiscounted basis as of December 31, 2007 and 2006, respectively.

10. DIVIDENDS TO STOCKHOLDERS

Common Stock

No dividends for common stock were declared for the years ended December 31, 2007, 2006, and 2005. The indentures governing the Company's senior unsecured notes limit the amount of dividends the Company can declare or pay on outstanding shares of its common stock. Taking into consideration these limitations, the Company's management and its board of directors regularly evaluate the merits of declaring and paying a dividend. Future dividends, if any, will depend on the Company's future earnings, capital requirements, financial condition, alternative uses of capital, and on such other factors as the board of directors of the Company considers relevant.

11. DEBT

Debt consists of the following (in thousands):

	December 31,	
	2007	2006
Revolving Credit Facility, principal due at maturity in December 2012; interest payable periodically at variable interest rates.	$ -	$ -
7.5% Senior Notes, principal due at maturity in May 2011; interest payable semi-annually in May and November at 7.5%.	**250,000**	250,000
7.5% Senior Notes, principal due at maturity in May 2011; interest payable semi-annually in May and November at 7.5%. These notes were issued with a $2.3 million premium, of which $1.0 million and $1.3 million was unamortized at December 31, 2007 and 2006, respectively.	**200,967**	201,258
6.25% Senior Notes, principal due at maturity in March 2013; interest payable semi-annually in March and September at 6.25%.	**375,000**	375,000
6.75% Senior Notes, principal due at maturity in January 2014; interest payable semi-annually in January and July at 6.75%.	**150,000**	150,000
	975,967	976,258
Less: Current portion of long-term debt	**(290)**	(290)
	$ 975,677	$ 975,968

Senior Indebtedness

During January 2006, in connection with the sale and issuance of the 6.75% Senior Notes (as defined hereafter), the Company used the net proceeds to completely pay-off the outstanding balance of the then outstanding term loan portion of the senior secured bank credit facility (the "Senior Bank Credit Facility"). Additionally, in February 2006, the Company reached an agreement with a group of lenders to enter into a $150.0 million senior secured revolving credit facility with a five-year term (the "Revolving Credit Facility"). The Revolving Credit Facility was used to replace the existing revolving loan under the Senior Bank Credit Facility, including any outstanding letters of credit issued thereunder. The Company incurred a pre-tax charge of approximately $1.0 million during the first quarter of 2006 for the write-off of existing deferred loan costs associated with the retirement of the revolving loan and pay-off of the term loan portion of the Senior Bank Credit Facility. In September 2007, the Company exercised its option to increase the borrowing capacity under its Revolving Credit Facility by $100.0 million, from $150.0 million to $250.0 million.

During December 2007, the Company entered into a new $450.0 million senior secured revolving credit facility (the "New Revolving Credit Facility") arranged by Banc of America Securities LLC and Wachovia Capital

Markets, LLC. The New Revolving Credit Facility replaced the Company's previous $250.0 million senior secured Revolving Credit Facility. The New Revolving Credit Facility will be utilized to fund development projects in anticipation of increasing demand by existing and potential new customers, as well as for working capital, capital expenditures and general corporate purposes. The Company capitalized approximately $1.9 million during the fourth quarter of 2007 for the costs related to the issuance of the New Revolving Credit Facility in accordance with EITF 98-14, "Debtors Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements."

The New Revolving Credit Facility has an aggregate principal capacity of $450.0 million and matures in December 2012. At the Company's option, interest on outstanding borrowings will be based on either a base rate plus a margin ranging from 0.00% to 0.50% or a London Interbank Offered Rate ("LIBOR") plus a margin ranging from 0.75% to 1.50%. The applicable margins are subject to adjustments based on the Company's leverage ratio. Based on the Company's current leverage ratio, loans under the New Revolving Credit Facility would currently bear interest at the base rate plus a margin of 0.00% or at LIBOR plus a margin of 0.75%. As of December 31, 2007, the Company had no outstanding borrowings under the New Revolving Credit Facility; however the Company had $34.9 million in letters of credit outstanding.

The New Revolving Credit Facility has a $20.0 million sublimit for swing line loans and a $100.0 million sublimit for the issuance of standby letters of credit. The Company has an option to increase the availability under the New Revolving Credit Facility by up to $300.0 million (consisting of revolving credit, term loans, or a combination of the two) subject to, among other things, the receipt of commitments for the increased amount.

The New Revolving Credit Facility is secured by a pledge of all of the capital stock of the Company's domestic subsidiaries, 65% of the capital stock of the Company's foreign subsidiaries, all of the Company's accounts receivable, and all of the Company's deposit accounts.

The New Revolving Credit Facility requires the Company to meet certain financial covenants, including, without limitation, a maximum total leverage ratio, a maximum secured leverage ratio, and a minimum interest coverage ratio. As of December 31, 2007, the Company was in compliance with all such covenants. In addition, the New Revolving Credit Facility contains certain covenants which, among other things, limits both the incurrence of additional indebtedness, investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments and modifications of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. In addition, the New Revolving Credit Facility is subject to certain cross-default provisions with terms of the Company's other indebtedness.

$250 Million 7.5% Senior Notes. Interest on the $250.0 million aggregate principal amount of the Company's 7.5% unsecured senior notes issued in May 2003 (the "$250 Million 7.5% Senior Notes") accrues at the stated rate and is payable semi-annually on May 1 and November 1 of each year. The $250 Million 7.5% Senior Notes are scheduled to mature on May 1, 2011. The Company may currently redeem all or a portion of the notes at redemption prices as set forth in the indenture governing the $250 Million 7.5% Senior Notes. The $250 Million 7.5% Senior Notes are guaranteed on an unsecured basis by all of the Company's domestic subsidiaries.

$200 Million 7.5% Senior Notes. Interest on the $200.0 million aggregate principal amount of the Company's 7.5% unsecured senior notes issued in August 2003 (the "$200 Million 7.5% Senior Notes") accrues at the stated rate and is payable on May 1 and November 1 of each year. However, the notes were issued at a price of 101.125% of the principal amount of the notes, resulting in a premium of $2.25 million, which is amortized as a reduction to interest expense over the term of the notes. The $200 Million 7.5% Senior Notes were issued under the existing indenture and supplemental indenture governing the $250 Million 7.5% Senior Notes.

$375 Million 6.25% Senior Notes. Interest on $375.0 million aggregate principal amount of the Company's 6.25% unsecured senior notes issued in March 2005 (the "6.25% Senior Notes") accrues at the stated rate and is payable on March 15 and September 15 of each year. The 6.25% Senior Notes are scheduled to mature on March 15, 2013. At any time on or before March 15, 2008, the Company may redeem up to 35% of the notes with the net proceeds of certain equity offerings, as long as 65% of the aggregate principal amount of the notes remains outstanding after the redemption. The Company may redeem all or a portion of the notes on or after March 15, 2009. Redemption prices are set forth in the indenture governing the 6.25% Senior Notes.

$150 Million 6.75% Senior Notes. During January 2006, the Company completed the sale and issuance of $150.0 million aggregate principal amount of its 6.75% unsecured senior notes (the "6.75% Senior Notes") pursuant to a prospectus supplement under an automatically effective shelf registration statement that was filed by the Company with the SEC on January 17, 2006. The Company used the net proceeds from the sale of the 6.75% Senior Notes to prepay the $139.0 million balance outstanding on the term loan indebtedness under the Company's Senior Bank Credit Facility, to pay fees and expenses, and for general corporate purposes. The Company reported a charge of $0.9 million during the first quarter of 2006 in connection with the prepayment of the term portion of the Senior Bank Credit Facility.

Interest on the 6.75% Senior Notes accrues at the stated rate and is payable on January 31 and July 31 of each year. The 6.75% Senior Notes are scheduled to mature on January 31, 2014. At any time on or before January 31, 2009, the Company may redeem up to 35% of the notes with the net proceeds of certain equity offerings, as long as 65% of the aggregate principal amount of the notes remains outstanding after the redemption. The Company may redeem all or a portion of the notes on or after January 31, 2010. Redemption prices are set forth in the indenture governing the 6.75% Senior Notes.

Guarantees and Covenants. In connection with the registration with the SEC of the Company's then outstanding 9.875% Senior Notes pursuant to the terms and conditions of a Registration Rights Agreement, after obtaining consent of the lenders under a previously outstanding senior bank credit facility, the Company transferred the real property and related assets of the Company (as the parent corporation) to certain of its subsidiaries effective December 27, 2002. Accordingly, the Company (as the parent corporation to its subsidiaries) has no independent assets or operations (as defined under Rule 3-10(f) of Regulation S-X). As a result of this transfer, assets with an aggregate net book value of $2.1 billion are no longer directly available to the parent corporation to satisfy the obligations under the $250 Million 7.5% Senior Notes, the $200 Million 7.5% Senior Notes, the 6.25% Senior Notes, or the 6.75% Senior Notes (collectively, "the Senior Notes"). Instead, the parent corporation must rely on distributions of the subsidiaries to satisfy its obligations under the Senior Notes. All of the parent corporation's domestic subsidiaries, including the subsidiaries to which the assets were transferred, have provided full and unconditional guarantees of the Senior Notes. Each of the Company's subsidiaries guaranteeing the Senior Notes are wholly-owned subsidiaries of the Company; the subsidiary guarantees are full and unconditional and are joint and several obligations of the guarantors; and all non-guarantor subsidiaries are minor (as defined in Rule 3-10(h)(6) of Regulation S-X).

As of December 31, 2007, neither the Company nor any of its subsidiary guarantors had any material or significant restrictions on the Company's ability to obtain funds from its subsidiaries by dividend or loan or to transfer assets from such subsidiaries.

The indentures governing the Senior Notes contain certain customary covenants that, subject to certain exceptions and qualifications, restrict the Company's ability to, among other things, make restricted payments; incur additional debt or issue certain types of preferred stock; create or permit to exist certain liens; consolidate, merge or transfer all or substantially all of the Company's assets; and enter into transactions with affiliates. In addition, if the Company sells certain assets (and generally does not use the proceeds of such sales for certain specified purposes) or experiences specific kinds of changes in control, the Company must offer to repurchase all or a portion of the Senior Notes. The offer price for the Senior Notes in connection with an asset sale would be equal to 100% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of purchase. The offer price for the Senior Notes in connection with a change in control would be 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of purchase. The Senior Notes are also subject to certain cross-default provisions with the terms of the Company's Revolving Credit Facility, as more fully described hereafter.

$30 Million Convertible Subordinated Notes

The Company previously had outstanding an aggregate of $30.0 million of convertible subordinated notes due February 28, 2007 (the "$30.0 Million Convertible Subordinated Notes"). On February 10, 2005, the Company provided notice to the holders of the $30 Million Convertible Subordinated Notes that the Company would require the holders to convert all of the notes into shares of the Company's common stock on March 1, 2005. The conversion of the $30 Million Convertible Subordinated Notes resulted in the issuance of approximately 10.1 million shares of the Company's common stock.

Other Debt Transactions

Letters of Credit. At December 31, 2007 and 2006, the Company had $34.9 million and $37.9 million, respectively, in outstanding letters of credit. The letters of credit were issued to secure the Company's workers' compensation and general liability insurance policies, performance bonds and utility deposits. The letters of credit outstanding at December 31, 2007 were provided by a sub-facility under the New Revolving Credit Facility.

Debt Maturities

Scheduled principal payments as of December 31, 2007 for the next five years and thereafter are as follows (in thousands):

2008	$ -
2009	-
2010	-
2011	450,000
2012	-
Thereafter	525,000
Total principal payments	975,000
Unamortized bond premium	967
Total debt	$ 975,967

Cross-Default Provisions

The provisions of the Company's debt agreements relating to the New Revolving Credit Facility and the Senior Notes contain certain cross-default provisions. Any events of default under the New Revolving Credit Facility that results in the lenders' actual acceleration of amounts outstanding hereunder also result in an event of default under the Senior Notes. Additionally, any events of default under the Senior Notes which give rise to the ability of the holders of such indebtedness to exercise their acceleration rights also result in an event of default under the New Revolving Credit Facility.

If the Company were to be in default under the New Revolving Credit Facility, and if the lenders under the New Revolving Credit Facility elected to exercise their rights to accelerate the Company's obligations under the New Revolving Credit Facility, such events could result in the acceleration of all or a portion of the Company's Senior Notes, which would have a material adverse effect on the Company's liquidity and financial position. The Company does not have sufficient working capital to satisfy its debt obligations in the event of an acceleration of all or a substantial portion of the Company's outstanding indebtedness.

12. INCOME TAXES

The income tax expense is comprised of the following components (in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Current provision (benefit)			
Federal	**$ 65,190**	$ 28,104	$ 58
State	**5,546**	1,568	(485)
	70,736	29,672	(427)
Deferred provision (benefit)			
Federal	**8,972**	29,247	27,286
State	**604**	1,894	(276)
	9,576	31,141	27,010
Income tax provision	**$ 80,312**	$ 60,813	$ 26,583

The current income tax provisions for 2007, 2006, and 2005 are net of $1.4 million, $16.0 million, and $22.2 million, respectively, of tax benefits of operating loss carry forwards.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2007 and 2006, are as follows (in thousands):

	December 31, 2007	December 31, 2006
Current deferred tax assets:		
Asset reserves and liabilities not yet deductible for tax	$ 14,806	$ 11,760
Net operating loss and tax credit carry forwards	-	1,690
Net current deferred tax assets	14,806	13,450
Current deferred tax liabilities:		
Other	(2,556)	(1,795)
Net total current deferred tax assets	$ 12,250	$ 11,655
Noncurrent deferred tax assets:		
Asset reserves and liabilities not yet deductible for tax	$ 14,554	$ 14,030
Tax over book basis of certain assets	24,235	26,995
Net operating loss and tax credit carry forwards	18,627	16,999
Other	5,339	8,221
Total noncurrent deferred tax assets	62,755	66,245
Less valuation allowance	(7,546)	(8,292)
Net noncurrent deferred tax assets	55,209	57,953
Noncurrent deferred tax liabilities:		
Book over tax basis of certain assets	(89,363)	(81,001)
Other	(117)	(707)
Total noncurrent deferred tax liabilities	(89,480)	(81,708)
Net total noncurrent deferred tax liabilities	$ (34,271)	$ (23,755)

Deferred income taxes reflect the available net operating losses and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company's past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The tax benefits associated with equity-based compensation reduced income taxes payable by $21.2 million and $18.2 million during 2007 and 2006, respectively, and increased current deferred tax assets by $6.9 million during 2005. Such benefits were recorded as increases to stockholders' equity.

A reconciliation of the income tax provision at the statutory income tax rate and the effective tax rate as a percentage of income from continuing operations before income taxes for the years ended December 31, 2007, 2006, and 2005 is as follows:

	2007	2006	2005
Statutory federal rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax benefit	**2.7**	2.2	0.7
Permanent differences	**0.9**	0.8	1.9
Change in valuation allowance	**(0.3)**	0.0	2.3
Other items, net	**(0.6)**	(1.2)	(5.2)
	37.7%	36.8%	34.7%

Although the Company utilized its remaining federal net operating losses in 2006, the Company has approximately $8.2 million in net operating losses applicable to various states that it expects to carry forward in future years to offset taxable income in such states. These net operating losses have begun to expire. Accordingly, the Company has a valuation allowance of $1.9 million for the estimated amount of the net operating losses that will expire unused, in addition to a $5.6 million valuation allowance related to state tax credits that are also expected to expire unused. Although the Company's estimate of future taxable income is based on current assumptions that it believes to be reasonable, the Company's assumptions may prove inaccurate and could change in the future, which could result in the expiration of additional net operating losses or credits. The Company would be required to establish a valuation allowance at such time that it no longer expected to utilize these net operating losses or credits, which could result in a material impact on its results of operations in the future.

The Company's effective tax rate was 37.7%, 36.8%, and 34.7% during 2007, 2006, and 2005, respectively. The Company's annual effective tax rate increased for 2007 as a result of an increase in taxable income in states with higher statutory tax rates, the negative impact of a change in Texas tax law, and interest associated with uncertain tax positions required pursuant to FIN 48. The lower effective tax rate during 2005 resulted from certain tax planning strategies implemented during the fourth quarter of 2004 that were magnified by the recognition of deductible expenses associated with the Company's debt refinancing transactions completed during the first and second quarters of 2005. The Company's overall effective tax rate is estimated based on the Company's current projection of taxable income and could change in the future as a result of changes in these estimates, the implementation of additional tax strategies, changes in federal or state tax rates, changes in estimates related to uncertain tax positions, or changes in state apportionment factors, as well as changes in the valuation allowance applied to the Company's deferred tax assets that are based primarily on the amount of state net operating losses and tax credits that could expire unused.

In July 2006, the FASB issued FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance prescribed in FIN 48 establishes a recognition threshold of more likely than not that a tax position will be sustained upon examination. The measurement attribute of FIN 48 requires that a tax position be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 was effective for fiscal years beginning after December 15, 2006.

Upon adoption of FIN 48 on January 1, 2007, the Company recognized a $2.2 million increase in the liability for uncertain tax positions net of certain benefits associated with state net operating losses, which was recorded as an adjustment to the January 1, 2007 balance of retained earnings. The Company has a $5.0 million liability recorded for uncertain tax positions as of December 31, 2007, included in other non-current liabilities in the accompanying balance sheet. The Company recognizes interest and penalties related to unrecognized tax positions in income tax expense. During the year ended December 31, 2007, the Company recognized $0.4 million in interest and penalties and as of December 31, 2007 the Company had approximately $0.4 million for the payment of interest and penalties accrued in other liabilities. The total amount of unrecognized tax positions that, if recognized, would affect the effective tax rate is $4.8 million. The Company does not currently anticipate that the total amount of unrecognized tax positions will significantly increase or decrease in the next twelve months. The Company's U.S. federal and state income tax returns for tax years 2003 and beyond remain subject to examination by the Internal Revenue Service ("IRS"). All states in which the company files income tax returns follow the same statute of limitations as federal, with the exception of the following states whose tax years include December 31, 2002 through December 31, 2006: Arizona, California, Colorado, Kentucky, Michigan, Minnesota, New Jersey, Texas, and Wisconsin.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Benefit January 1, 2007	$	4,772
Decreases from Prior Period Tax Positions		(111)
Increases from Current Period Tax Positions		771
Decreases Related to Settlements of Tax Positions		(396)
Decreases Due to Lapse of Statute of Limitations		-
Unrecognized Benefit December 31, 2007	**$**	**5,036**

13. DISCONTINUED OPERATIONS

Under the provisions of SFAS 144, the identification and classification of a facility as held for sale, or the termination of any of the Company's management contracts by expiration or otherwise, may result in the classification of the operating results of such facility, net of taxes, as a discontinued operation, so long as the financial results can be clearly identified, and so long as the Company does not have any significant continuing involvement in the operations of the component after the disposal or termination transaction.

The results of operations, net of taxes, and the assets and liabilities of two correctional facilities and one leased facility, each as further described below, have been reflected in the accompanying consolidated financial statements as discontinued operations in accordance with SFAS 144 for the years ended December 31, 2007, 2006, and 2005.

During March 2005, the Company received notification from the Tulsa County Commission in Oklahoma that, as a result of a contract bidding process, the County elected to have the Tulsa County Sheriff's Office manage the 1,440-bed David L. Moss Criminal Justice Center, located in Tulsa. The Company's contract expired on June 30, 2005. Accordingly, the Company transferred operation of the facility to the Tulsa County Sheriff's Office on July 1, 2005.

During September 2006, the Company received notification from the Liberty County Commission in Liberty County, Texas that, as a result of a contract bidding process, the County elected to transfer management of the 380-bed Liberty County Jail/Juvenile Center to another operator. Accordingly, the Company's contract with the County expired in January 2007 and the results of operations, net of taxes, and the assets and liabilities of this facility are being reported as discontinued operations for all periods presented.

As further described in Note 4, in November 2007, the Company accepted an unsolicited offer to sell a facility located in Houston, Texas and leased to a third-party operator. In accordance with SFAS 144, the Company classified the $7.6 million net book value of the facility as held for sale as of December 31, 2007, and reclassified the results of operations of the facility to discontinued operations for all periods presented.

The following table summarizes the results of operations for these facilities for the years ended December 31, 2007, 2006, and 2005 (in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
REVENUE:			
Managed-only	**$ -**	$ 5,461	$ 15,992
Rental	**1,546**	1,486	1,428
	1,546	6,947	17,420
EXPENSES:			
Managed-only	**-**	5,566	16,620
Depreciation and amortization	**168**	437	608
	168	6,003	17,228
OPERATING INCOME	**1,378**	944	192
Other income (loss)	**-**	(30)	15
INCOME BEFORE INCOME TAXES	**1,378**	914	207
Income tax expense	**(520)**	(336)	(88)
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES	**$ 858**	$ 578	$ 119

The assets and liabilities of the discontinued operations presented in the accompanying consolidated balance sheets are as follows (in thousands):

ASSETS	December 31, 2007	December 31, 2006
Cash and cash equivalents	$ -	$ 92
Accounts receivable	-	874
Total current assets	-	966
Property and equipment, net	-	46
Total assets	$ -	$ 1,012
LIABILITIES		
Accounts payable and accrued expenses	$ 237	$ 760
Total current liabilities	$ 237	$ 760

14. STOCKHOLDERS' EQUITY

Common Stock

Restricted shares. During 2007, the Company issued approximately 312,000 shares of restricted common stock to certain of the Company's employees, with an aggregate value of $8.3 million, including 254,000 restricted shares to employees whose compensation is charged to general and administrative expense and 58,000 restricted shares to employees whose compensation is charged to operating expense. During 2006, the Company issued approximately 512,000 shares of restricted common stock to certain of the Company's employees, with an aggregate value of $7.4 million, including 404,000 restricted shares to employees whose compensation is charged to general and administrative expense and 108,000 shares to employees whose compensation is charged to operating expense.

The Company established performance-based vesting conditions on the restricted stock awarded to the Company's officers and executive officers. Unless earlier vested under the terms of the restricted stock, shares issued to officers and executive officers are subject to vesting over a three-year period based upon the satisfaction of certain performance criteria. No more than one-third of such shares may vest in the first performance period; however, the performance criteria are cumulative for the three-year period. Unless earlier vested under the terms of the restricted stock, the shares of restricted stock issued to other employees of the Company vest after three years of continuous service.

Nonvested restricted common stock transactions as of December 31, 2007 and for the year then ended are summarized below (in thousands, except per share amounts).

	Shares of restricted common stock	Weighted average grant date fair value
Nonvested at December 31, 2006	995	$ 13.30
Granted	**312**	**$ 26.54**
Cancelled	**(134)**	**$ 17.16**
Vested	**(309)**	**$ 12.22**
Nonvested at December 31, 2007	**864**	**$ 17.87**

During 2007, 2006, and 2005, the Company expensed $5.1 million ($1.0 million of which was recorded in operating expenses and $4.1 million of which was recorded in general and administrative expenses), $4.6 million ($1.3 million of which was recorded in operating expenses and $3.3 million of which was recorded in general and administrative expenses), and $3.0 million ($1.3 million of which was recorded in operating expenses and $1.7 million of which was recorded in general and administrative expenses), net of forfeitures, relating to the restricted common stock, respectively. As of December 31, 2007, the Company had $7.4 million of total unrecognized compensation cost related to restricted common stock that is expected to be recognized over a remaining weighted-average period of 1.8 years.

Preferred Stock

The Company has the authority to issue 50.0 million shares of $0.01 par value per share preferred stock (the "Preferred Stock"). The Preferred Stock may be issued from time to time upon authorization by the Board of Directors, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions as may be fixed by the Company's board of directors.

Stock Warrants

In connection with a merger completed during 2000, the Company issued warrants for the purchase of approximately 225,000 shares of its common stock, at an exercise price of $11.10 per share. On August 8, 2007, 75,000 warrants were exercised at a price of $11.10 per share. The holder of such warrants elected to satisfy the cost of the warrants using a net share settlement method, resulting in the issuance of 48,000 shares of common stock by the Company. As of December 31, 2007, warrants to purchase approximately 150,000 shares of the Company's common stock at a price of $11.10 per share remained outstanding and expire on December 31, 2008.

Stock Option Plans

The Company has equity incentive plans under which, among other things, incentive and non-qualified stock options are granted to certain employees and non-employee directors of the Company by the compensation committee of the Company's board of directors. The options are granted with exercise prices equal to the fair market value on the date of grant. Vesting periods for options granted to employees generally range from one to four years. Options granted to non-employee directors prior to 2007 vested on the date of grant. Options granted to non-employee directors during 2007 vest on the first anniversary of the grant date. The term of such options is ten years from the date of grant.

Stock option transactions relating to the Company's non-qualified stock option plans are summarized below (in thousands, except exercise prices):

	No. of options	Weighted-Average Exercise Price of options	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	7,253	$ 10.13		
Granted	**567**	**27.28**		
Exercised	**(2,264)**	**6.71**		
Cancelled	**(264)**	**31.21**		
Outstanding at December 31, 2007	**5,292**	**$ 12.38**	**5.7**	**$ 85,445**
Exercisable at December 31, 2007	**4,323**	**$ 10.43**	**5.0**	**$ 78,540**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's average stock price during 2007 and the exercise price, multiplied by the number of in the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $49.1 million, $44.8 million, and $17.5 million, respectively.

The weighted average fair value of options granted during 2007, 2006, and 2005 was $8.70, $5.09, and $4.45 per option, respectively, based on the estimated fair value using the Black-Scholes option-pricing model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected stock price volatility	**25.4%**	25.2%	26.9%
Risk-free interest rate	**4.7%**	4.7%	4.1%
Expected life of options	**5 years**	6 years	6 years

The Company estimates expected stock price volatility based on actual historical changes in the market value of the Company's stock. The risk-free interest rate is based on the U.S. Treasury yield with a term that is consistent with the expected life of the stock options. The expected life of stock options is based on the Company's historical experience and is calculated separately for groups of employees that have similar historical exercise behavior.

Nonvested stock option transactions relating to the Company's non-qualified stock option plans as of December 31, 2007 and changes during the year ended December 31, 2007 are summarized below (in thousands, except exercise prices):

	Number of options	Weighted average grant date fair value
Nonvested at December 31, 2006	701	$ 4.94
Granted	**567**	**$ 8.70**
Cancelled	**(88)**	**$ 7.97**
Vested	**(211)**	**$ 4.98**
Nonvested at December 31, 2007	**969**	**$ 6.86**

As of December 31, 2007, the Company had $3.9 million of total unrecognized compensation cost related to stock options that is expected to be recognized over a remaining weighted-average period of 1.5 years. The pro forma effects on net income and earnings per share as if compensation cost for the stock option plans had been determined based on the fair value of the options at the grant date for 2005 consistent with the provisions of SFAS 123R are disclosed in Note 2.

At the Company's 2007 annual meeting of stockholders held in May 2007, the Company's stockholders approved the 2008 Stock Incentive Plan that authorizes the issuance of new awards in respect of an aggregate of up to 3.0 million shares. In addition, during the 2003 annual meeting the stockholders approved the adoption of the Company's Non-Employee Directors' Compensation Plan, authorizing the Company to issue up to 225,000 shares of common stock pursuant to the plan. These changes were made in order to provide the Company with adequate means to retain and attract quality directors, officers and key employees through the granting of equity incentives. As of December 31, 2007, the Company had 3.0 million shares available for issuance under the 2008 Stock Incentive Plan and 0.2 million shares available for issuance under the Non-Employee Directors' Compensation Plan.

15. EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. For the Company, diluted earnings per share is computed by dividing net income available to common stockholders as adjusted, by the weighted average number of common shares after considering the additional dilution related to convertible subordinated notes, restricted common stock plans, and stock options and warrants.

A reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation is as follows (in thousands, except per share data):

	For the Years Ended December 31,		
	2007	2006	2005
NUMERATOR			
Basic:			
Income from continuing operations	**$ 132,515**	$ 104,661	$ 50,003
Income from discontinued operations, net of taxes	**858**	578	119
Net income	**$ 133,373**	$ 105,239	$ 50,122
Diluted:			
Income from continuing operations	**$ 132,515**	$ 104,661	$ 50,003
Interest expense applicable to convertible notes, net of taxes	**-**	-	129
Diluted income from continuing operations	**132,515**	104,661	50,132
Income from discontinued operations, net of taxes	**858**	578	119
Diluted net income	**$ 133,373**	$ 105,239	$ 50,251
DENOMINATOR			
Basic:			
Weighted average common shares outstanding	**122,553**	119,714	115,426
Diluted:			
Weighted average common shares outstanding	**122,553**	119,714	115,426
Effect of dilutive securities:			
Stock options and warrants	**2,480**	3,018	3,448
Convertible notes	**-**	-	1,632
Restricted stock-based compensation	**348**	326	340
Weighted average shares and assumed conversions	**125,381**	123,058	120,846
BASIC EARNINGS PER SHARE:			
Income from continuing operations	**$ 1.08**	$ 0.88	$ 0.43
Income from discontinued operations, net of taxes	**0.01**	-	-
Net income	**$ 1.09**	$ 0.88	$ 0.43
DILUTED EARNINGS PER SHARE:			
Income from continuing operations	**$ 1.05**	$ 0.86	$ 0.42
Income from discontinued operations, net of taxes	**0.01**	-	-
Net income	**$ 1.06**	$ 0.86	$ 0.42

16. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

General. The nature of the Company's business results in claims and litigation alleging that it is liable for damages arising from the conduct of its employees, inmates, or others. The nature of such claims include, but is not limited to, claims arising from employee or inmate misconduct, medical malpractice, employment matters, property loss, contractual claims, and personal injury or other damages resulting from contact with the Company's facilities, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a facility. The Company maintains insurance to cover many of these claims, which may mitigate the risk that any single claim would have a material effect on the Company's consolidated financial position, results of operations, or cash flows, provided the claim is one for which coverage is available. The combination of self-insured retentions and deductible amounts means that, in the aggregate, the Company is subject to substantial self-insurance risk.

The Company records litigation reserves related to certain matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. Based upon management's review of the potential claims and outstanding litigation and based upon management's experience and history of estimating losses, management believes a loss in excess of amounts already recognized would not be material to the Company's financial statements. In the opinion of management, there are no pending legal proceedings that would have a material effect on the Company's consolidated financial position, results of operations, or cash flows. Any receivable for insurance recoveries is recorded separately from the corresponding litigation reserve, and only if recovery is determined to be probable. Adversarial proceedings and litigation are, however, subject to inherent uncertainties, and unfavorable decisions and rulings could occur which could have a material adverse impact on the Company's consolidated financial position, results of operations, or cash flows for the period in which such decisions or rulings occur, or future periods. Expenses associated with legal proceedings may also fluctuate from quarter to quarter based on changes in the Company's assumptions, new developments, or by the effectiveness of the Company's litigation and settlement strategies.

Insurance Contingencies

Each of the Company's management contracts and the statutes of certain states require the maintenance of insurance. The Company maintains various insurance policies including employee health, workers' compensation, automobile liability, and general liability insurance. These policies are fixed premium policies with various deductible amounts that are self-funded by the Company. Reserves are provided for estimated incurred claims for which it is probable that a loss has been incurred and the range of such loss can be estimated.

Guarantees

Hardeman County Correctional Facilities Corporation ("HCCFC") is a nonprofit, mutual benefit corporation organized under the Tennessee Nonprofit Corporation Act to purchase, construct, improve, equip, finance, own and manage a detention facility located in Hardeman County, Tennessee. HCCFC was created as an instrumentality of Hardeman County to implement the County's incarceration agreement with the state of Tennessee to house certain inmates.

During 1997, HCCFC issued $72.7 million of revenue bonds, which were primarily used for the construction of a 2,016-bed medium security correctional facility. In addition, HCCFC entered into a construction and management agreement with the Company in order to assure the timely and coordinated acquisition, construction, development, marketing and operation of the correctional facility.

HCCFC leases the correctional facility to Hardeman County in exchange for all revenue from the operation of the facility. HCCFC has, in turn, entered into a management agreement with the Company for the correctional facility.

In connection with the issuance of the revenue bonds, the Company is obligated, under a debt service deficit agreement, to pay the trustee of the bond's trust indenture (the "Trustee") amounts necessary to pay any debt service deficits consisting of principal and interest requirements (outstanding principal balance of $48.8 million at December 31, 2007 plus future interest payments), if there is any default. In addition, in the event the state of Tennessee, which is currently utilizing the facility to house certain inmates, exercises its option to purchase the correctional facility, the Company is also obligated to pay the difference between principal and interest owed on the bonds on the date set for the redemption of the bonds and amounts paid by the state of Tennessee for the facility plus all other funds on deposit with the Trustee and available for redemption of the bonds. Ownership of the facility reverts to the state of Tennessee in 2017 at no cost. Therefore, the Company does not currently believe the state of Tennessee will exercise its option to purchase the facility. At December 31, 2007, the outstanding principal balance of the bonds exceeded the purchase price option by $12.5 million. During June 2007, the Company's restricted cash account previously held as collateral for the forward purchase agreement was released and the Company was able to transfer the restricted cash balance to operating cash.

Retirement Plan

All employees of the Company are eligible to participate in the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan") upon reaching age 18 and completing one year of qualified service. Eligible employees may contribute up to 90% of their eligible compensation subject to IRS limitations. For the years ended December 31, 2007, 2006, and 2005, the Company provided a discretionary matching contribution equal to 100% of the employee's contributions up to 5% of the employee's eligible compensation to employees with at least one thousand hours of employment in the plan year, and who were employed by the Company on the last day of the plan year. Employer contributions and investment earnings or losses thereon become vested 20% after two years of service, 40% after three years of service, 80% after four years of service, and 100% after five or more years of service.

During the years ended December 31, 2007, 2006, and 2005, the Company's discretionary contributions to the Plan, net of forfeitures, were $8.2 million, $7.5 million, and $6.8 million, respectively.

Deferred Compensation Plans

During 2002, the compensation committee of the board of directors approved the Company's adoption of two non-qualified deferred compensation plans (the "Deferred Compensation Plans") for non-employee directors and for certain senior executives. The Deferred Compensation Plans are unfunded plans maintained for the purpose of providing the Company's directors and certain of its senior executives the opportunity to defer a portion of their compensation. Under the terms of the Deferred Compensation Plans, certain senior executives may elect to contribute on a pre-tax basis up to 50% of their base salary and up to 100% of their cash bonus, and non-employee directors may elect to contribute on a pre-tax basis up to 100% of their director retainer and meeting fees. The Company matches 100% of employee contributions up to 5% of total cash compensation. The Company also contributes a fixed rate of return on balances in the Deferred Compensation Plans, determined at the beginning of each plan year. Matching contributions and investment earnings thereon vest over a three-year period from the date of each contribution. Vesting provisions of the Plan were amended effective January 1, 2005 to conform with the vesting provisions of the Company's 401(k) Plan for all matching contributions beginning in 2005. Distributions are generally payable no earlier than five years subsequent to the date an individual becomes a participant in the Plan, or upon termination of employment (or the date a director ceases to serve as a director of the Company), at the election of the participant, but not later than the fifteenth day of the month following the month the individual attains age 65.

During 2007, 2006 and 2005, the Company provided a fixed return of 7.5% for each year to participants in the Deferred Compensation Plans. The Company has purchased life insurance policies on the lives of certain employees of the Company, which are intended to fund distributions from the Deferred Compensation Plans. The Company is the sole beneficiary of such policies. At the inception of the Deferred Compensation Plans, the Company established an irrevocable Rabbi Trust to secure the plans' obligations. However, assets in the Deferred Compensation Plans are subject to creditor claims in the event of bankruptcy. During 2007, 2006 and 2005, the Company recorded $365,000, $256,000 and $194,000, respectively, of matching contributions as general and administrative expense associated with the Deferred Compensation Plans. As of December 31, 2007 and 2006, the Company's liability related to the Deferred Compensation Plans was $5.1 million and $3.6 million, respectively, which was reflected in accounts payable and accrued expenses and other liabilities in the accompanying balance sheets.

Employment and Severance Agreements

The Company currently has employment agreements with several of its executive officers, which provide for the payment of certain severance amounts upon termination of employment under certain circumstances or a change of control, as defined in the agreements.

17. SEGMENT REPORTING

As of December 31, 2007, the Company owned and managed 41 correctional and detention facilities, and managed 24 correctional and detention facilities it does not own. Management views the Company's operating results in two reportable segments: owned and managed correctional and detention facilities and managed-only correctional and detention facilities. The accounting policies of the reportable segments are the same as those described in Note 2. Owned and managed facilities include the operating results of those facilities owned and managed by the Company. Managed-only facilities include the operating results of those facilities owned by a third party and managed by the Company. The Company measures the operating performance of each facility within the above two reportable segments, without differentiation, based on facility contribution. The Company defines facility contribution as a facility's operating income or loss from operations before interest, taxes, goodwill impairment, depreciation and amortization. Since each of the Company's facilities within the two reportable segments exhibit similar economic characteristics, provide similar services to governmental agencies, and operate under a similar set of operating procedures and regulatory guidelines, the facilities within the identified segments have been aggregated and reported as one reportable segment.

The revenue and facility contribution for the reportable segments and a reconciliation to the Company's operating income is as follows for the three years ended December 31, 2007, 2006, and 2005 (in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Revenue:			
Owned and managed	$ 1,097,948	$ 960,543	$ 840,800
Managed-only	362,407	345,507	327,740
Total management revenue	1,460,355	1,306,050	1,168,540
Operating expenses:			
Owned and managed	723,995	652,740	598,786
Managed-only	311,659	294,790	273,199
Total operating expenses	1,035,654	947,530	871,985
Facility contribution:			
Owned and managed	373,953	307,803	242,014
Managed-only	50,748	50,717	54,541
Total facility contribution	424,701	358,520	296,555
Other revenue (expense):			
Rental and other revenue	18,482	18,091	17,361
Other operating expense	(22,396)	(20,797)	(21,357)
General and administrative expense	(74,399)	(63,593)	(57,053)
Depreciation and amortization	(78,514)	(67,236)	(59,460)
Goodwill impairment	(1,574)	-	-
Operating income	$ 266,300	$ 224,985	$ 176,046

The following table summarizes capital expenditures for the reportable segments for the years ended December 31, 2007, 2006, and 2005 (in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Capital expenditures:			
Owned and managed	$ 344,284	$ 126,819	$ 90,515
Managed-only	11,037	19,836	5,082
Corporate and other	17,838	19,656	19,292
Discontinued operations	3	100	206
Total capital expenditures	$ 373,162	$ 166,411	$ 115,095

The assets for the reportable segments are as follows (in thousands):

	December 31,	
	2007	2006
Assets:		
Owned and managed	$ 2,105,857	$ 1,792,348
Managed-only	121,599	118,032
Corporate and other	258,284	339,468
Discontinued operations	-	1,012
Total assets	$ 2,485,740	$ 2,250,860

18. SUBSEQUENT EVENTS

During February 2008, the Company issued 265,000 shares of restricted common stock to the Company's employees, with an aggregate value of $7.1 million. Unless earlier vested under the terms of the restricted stock, 136,000 shares issued to officers and executive officers are subject to vesting over a three year period based upon satisfaction of certain performance criteria for the fiscal years ending December 31, 2008, 2009 and 2010. No more than one third of such shares may vest in the first performance period; however, the performance criteria are cumulative for the three year period. Unless earlier vested under the terms of the restricted stock, the remaining 129,000 shares of restricted stock issued to certain other employees of the Company vest during 2011.

19. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial information for each of the quarters in the years ended December 31, 2007 and 2006 is as follows (in thousands, except per share data):

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenue (1)	$ 350,536	$ 362,391	$ 379,526	$ 386,384
Operating income (1)	65,863	65,453	66,190	68,794
Income from discontinued operations, net of taxes (1)	208	208	216	226
Net income	32,570	32,602	33,255	34,946
Basic earnings per share:				
Net income	$ 0.27	$ 0.27	$ 0.27	$ 0.28
Diluted earnings per share:				
Net income	$ 0.26	$ 0.26	$ 0.26	$ 0.28

(1) The amounts presented for the first three quarters of 2007 are not equal to the same amounts previously reported in Form 10-Q for each period as a result of discontinued operations. Below is reconciliation to the amounts previously reported in Form 10-Q:

	March 31, 2007	June 30, 2007	September 30, 2007
Total revenue previously reported	$ 350,915	$ 362,770	$ 379,920
Discontinued operations	(379)	(379)	(394)
Revised total revenue	$ 350,536	$ 362,391	$ 379,526
Operating income previously reported	$ 66,197	$ 65,786	$ 66,538
Discontinued operations	(334)	(333)	(348)
Revised operating income	$ 65,863	$ 65,453	$ 66,190
Income from discontinued operations, net of taxes	$ -	$ -	$ -
Additional discontinued operations subsequent to the respective reporting period	208	208	216
Revised income from discontinued operations, net of taxes	$ 208	$ 208	$ 216

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenue (2)	$ 314,264	$ 324,528	$ 337,556	$ 347,793
Operating income (2)	49,604	54,880	56,084	64,417
Income from discontinued operations, net of taxes (2)	186	151	91	150
Net income	21,329	25,628	26,130	32,152
Basic earnings per share:				
Net income	$ 0.18	$ 0.21	$ 0.22	$ 0.27
Diluted earnings per share:				
Net income	$ 0.17	$ 0.21	$ 0.21	$ 0.26

(2) The amounts presented for the four quarters of 2006 are not equal to the same amounts previously reported in the respective reports on Form 10-Q and Form 10-K for each period as a result of discontinued operations. Below is reconciliation to the amounts previously reported:

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Total revenue previously reported	$ 314,628	$ 324,892	$ 337,935	$ 349,587
Discontinued operations	(364)	(364)	(379)	(1,794)
Revised total revenue	$ 314,264	$ 324,528	$ 337,556	$ 347,793
Operating income previously reported	$ 49,923	$ 55,198	$ 56,417	$ 64,681
Discontinued operations	(319)	(318)	(333)	(264)
Revised operating income	$ 49,604	$ 54,880	$ 56,084	$ 64,417
Loss from discontinued operations, net of taxes	$ (15)	$ (50)	$ (118)	$ -
Additional discontinued operations subsequent to the respective reporting period	201	201	209	150
Revised income from discontinued operations, net of taxes	$ 186	$ 151	$ 91	$ 150

Appendix to 2007 Annual Report

Reconciliation of Non-GAAP Disclosures

CALCULATION OF ADJUSTED DILUTED EARNINGS PER SHARE

	2007	2006	2005	2004
Net income available to common stockholders	**$ 133,373**	$ 105,239	$ 50,122	$ 61,081
Special items:				
Expenses associated with debt refinancing and recapitalization transaction	-	982	35,269	101
Goodwill impairment	**1,574**	-	-	-
Stock option compensation expense associated with accelerated vesting	-	-	989	-
Income tax benefit for special items	-	(361)	(12,587)	(41)
Adjusted net income available to common stockholders	**134,947**	105,860	73,793	61,141
Interest expense applicable to convertible notes, net of taxes	-	-	129	720
Diluted adjusted net income available to common stockholders	**$ 134,947**	$ 105,860	$ 73,922	$ 61,861
Weighted average common shares outstanding - basic	**122,553**	119,714	115,426	105,178
Effect of dilutive securities:				
Stock options and warrants	**2,480**	3,018	3,448	3,904
Convertible notes	-	-	1,632	10,086
Restricted stock-based compensation	**348**	326	340	174
Weighted average shares and assumed conversions - diluted	**125,381**	123,058	120,846	119,342
Adjusted Diluted Earnings Per Share	**$ 1.08**	$ 0.86	$ 0.61	$ 0.52

CALCULATION OF ADJUSTED EBITDA

	2007	2006	2005
Net income	**$ 133,373**	$ 105,239	$ 50,122
Interest expense, net	**53,776**	58,783	63,928
Depareciation and amortization	**78,514**	67,236	59,460
Income tax expense	**80,312**	60,813	26,583
Goodwill impairment	**1,574**	-	-
Income from discontinued operations, net of taxes	**(858)**	(578)	(119)
EBITDA	**$ 346,691**	$ 291,493	$ 199,974
Expenses associated with debt refinancing and recapitalization transactions	-	982	35,269
Stock option compensation expense associated with accelerated vesting	-	-	989
Adjusted EBITDA	**$ 346,691**	$ 292,475	$ 236,232

Corporate Office
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215
(615) 263-3000
Website: www.correctionscorp.com

Stock Information
Our Common Stock is listed on the New York Stock Exchange, under the symbol CXW.

Stock Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the registrar and transfer agent at the address above.

Form 10-K and NYSE Certifications
Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2007. Requests should be directed to:

Investor Relations
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Our Form 10-K is also available on our website at www.correctionscorp.com.

The Company has submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2007, pursuant to Section 303A.12 of the NYSE Listed Company Manual. The Company filed with the SEC the CEO/CFO Certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to the Company's Annual Report on Form 10-K for 2007.

Annual Meeting of Stockholders
Our Annual Meeting will be held on Friday, May 16, 2008 at 10:00 a.m., Central Daylight Savings Time at our corporate headquarters, 10 Burton Hills Boulevard, Nashville, Tennessee. Detailed information about the meeting is contained in our Notice of Annual Meeting of Stockholders and Proxy Statement.

Corrections Corporation of America
10 Burton Hills Boulevard • Nashville, TN 37215
(615) 263-3000 • Website: www.correctionscorp.com





END